Exhibit 99.1

CRESCO LABS INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO

THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF CRESCO LABS INC.

TO BE HELD ON JULY 10, 2024

DATED JUNE 3, 2024

CRESCO LABS INC.
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 10, 2024
NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of Subordinate Voting Shares, Proportionate Voting Shares, Super Voting Shares and Special Subordinate Voting Shares (collectively, the “Voting Shares”) of Cresco Labs Inc. (“Cresco” or the “Corporation”) will be held at 10:00 a.m. (Central Daylight Time) on July 10, 2024, and will be a virtual meeting conducted via live audio webcast. The Meeting will be held for the following purposes:
1.to receive and consider the Corporation’s financial statements for the years ended December 31, 2023 and 2022, together with the auditor’s report thereon (collectively, the “Financial Statements”);
2.to set the number of directors of the Corporation at eight;
3.to elect the directors of the Corporation to serve until the next annual meeting of Shareholders or until their successors are elected or appointed;
4.to appoint Marcum LLP as independent auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the directors to fix the remuneration thereof;
5.to consider and, if thought fit, to pass an ordinary resolution approving certain amendments to the Corporation’s Long-Term Incentive Plan and approving unallocated entitlements under the Long-Term Incentive Plan;
6.to approve the Cresco Option Exchange Program (the “Option Exchange”); and
7.to transact any other business as may properly be brought before the Meeting or any adjournment(s) or postponement thereof.
The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the management information circular accompanying this Notice of Annual General and Special Meeting (the “Information Circular”).
The record date for determination of the Shareholders entitled to receive notice of and to vote at the Meeting is May 31, 2024 (the “Record Date”). All Shareholders of record as of the close of business on the Record Date are entitled to virtually attend, participate and vote at the Meeting, or by proxy.
The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all Shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors of the Corporation and management as well as other Shareholders. Shareholders will not be able to attend the Meeting in person. Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiconnect.com/290628777. Beneficial Shareholders (being Shareholders who hold their Voting Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but not be able to participate or vote at the Meeting.
As a Shareholder of the Corporation, it is very important that you read the Information Circular and other Meeting materials carefully. They contain important information with respect to voting your Voting Shares and attending and participating at the Meeting.
A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Voting Shares, including if you are a non-registered Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST send an email to appointee@odysseytrust.com and provide Odyssey Trust Company (“Odyssey”) with their proxyholder’s contact information, amount of shares

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appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if a beneficial Shareholder, so that Odyssey may provide the proxyholder with a Username via email.
Shareholders should follow the instructions on the forms they receive. If Shareholders with questions should contact their intermediaries or Odyssey, the Corporation’s transfer agent, toll free within North America at 1-888-290-1175, outside of North America at 1-587-885-0960 or by e-mail at proxy@odysseytrust.com.
The Corporation has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (together with NI 54-101 (collectively, the “Notice-and-Access Provisions”)) for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow issuers to post electronic versions of proxy-related materials on-line, via the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) and one other website, rather than mailing paper copies of such materials to securityholders.
Electronic copies of this Notice of Annual General and Special Meeting of Shareholders, the Information Circular, the Corporation’s management discussion and analysis of the results of operations and financial condition of the Corporation for the year ended December 31, 2023, and the audited consolidated financial statements of the Corporation and accompanying notes for the years ended December 31, 2023 and 2022 together with the auditor’s report thereon (the “2023 MD&A and Financials”) may be found on SEDAR+ at www.sedarplus.ca and also on Cresco’s website at www.investors.crescolabs.com.
Shareholders will receive paper copies of a notice package (the “Notice Package”) via pre-paid mail containing a notice with information prescribed by NI 54-101 and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder).
The Corporation will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Information Circular to some securityholders with a Notice Package.
Shareholders may obtain paper copies of the Information Circular and the 2023 MD&A and Financials free of charge by contacting Odyssey toll free within North America at 1-888-290-1175 and outside of North America at 1-587-885-0960.
Any shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than June 26, 2024, in order to receive paper copies of the meeting materials in time to vote before the Meeting. Shareholders may contact Odyssey toll free within North America at 1-888-290-1175 and outside of North America at 1-587-885-0960 to obtain more information about the Notice-and-Access Provisions. Under the Notice-and-Access Provisions, meeting materials will be available for viewing on the Corporation’s website for one year from the date of posting.
DATED as of the 3rd day of June, 2024.

Yours truly,

(signed) “Thomas J. Manning”
Thomas J. Manning
Chairman of the Board

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CRESCO LABS INC.
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
JULY 10, 2024

MANAGEMENT INFORMATION CIRCULAR
GENERAL
This management information circular (the “Circular”) is furnished to holders (“Shareholders”) of Subordinate Voting Shares, Proportionate Voting Shares, Super Voting Shares and Special Subordinate Voting Shares (collectively, the “Voting Shares”) of Cresco Labs Inc. (the “Corporation” or “Cresco”) in connection with the solicitation of proxies by the management of the Corporation for use at the annual general and special meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual General and Special Meeting (the “Notice of Meeting”). The Meeting will be held in a virtual, audio only, online format conducted via live webcast online at: https://web.lumiconnect.com/290628777.
Shareholders will not be able to attend the Meeting in person, but will be able to participate online during the Meeting regardless of their geographic location. Registered Shareholders and duly appointed proxyholders who participate in the Meeting over the internet will still have the opportunity to participate in the question and answer session and vote at the Meeting. Beneficial Shareholders (as defined herein) who do not appoint themselves as their proxyholder will not be able to vote at the Meeting, but will be able to attend the Meeting and observe proceedings as guests. See “Information Concerning Voting.”
The information contained herein is given as of May 31, 2024, the record date for the Meeting (the “Record Date”), except where otherwise indicated.
If you hold Voting Shares through a broker, investment dealer, bank, trust company, nominee or other intermediary (collectively, an “Intermediary”), you should contact your Intermediary for instructions and assistance in voting the Voting Shares that you beneficially own.
This solicitation is made on behalf of management of the Corporation. The costs incurred in the preparation of both the form of proxy and this Circular will be borne by the Corporation. In addition to the use of mail, subject to the use of Notice-and-Access Provisions (as defined below) in relation to delivery of the meeting materials, proxies may be solicited by telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated therefor.
No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.
Please read this Circular carefully to obtain information about how you may participate at the Meeting either in person or through the use of proxies.
INFORMATION CONCERNING VOTING
Where and When the Meeting Will Be Held
The Meeting will be held in a virtual, audio only, online format conducted via live webcast online at: https://web.lumiconnect.com/290628777 on July 10, 2024, at 10:00 a.m. (Central Daylight Time) and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Meeting.
How Do I Attend and Participate at the Meeting?
The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including voting and asking questions at the Meeting), Shareholders must have a valid Username.

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Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiconnect.com/290628777. Such persons may then enter the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting:
•Registered Shareholders: The control number located on the form of proxy (or in the email notification you received) is the Username. The Password to the Meeting is “cresco2024” (case sensitive). If as a registered Shareholder you are using your control number to login to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the Meeting, you will revoke your previous voting instructions received prior to voting cut-off.
•Duly appointed proxyholders: Odyssey Trust Company (“Odyssey”) will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is “cresco2024” (case sensitive). Only registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as a guest but not be able to participate or vote at the Meeting. Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment of a Third Party as Proxy.”
For more information on how to vote at the Meeting, please refer to Schedule “C” of this Circular, which contains a virtual meeting guide.
Notice-and-Access
The Corporation has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (collectively, the “Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow issuers to post electronic versions of proxy-related materials online, via the System for Electronic Document Analysis and Retrieval (“SEDAR+”) and one other website, rather than mailing paper copies of such materials to securityholders.
Electronic copies of this Notice of Annual General and Special Meeting of Shareholders, this Circular, the Corporation’s management’s discussion and analysis of the results of operations and financial condition of the Corporation for the year ended December 31, 2023, and the audited consolidated financial statements of the Corporation and accompanying notes for the years ended December 31, 2023 and 2022 together with the auditor’s report thereon (the “2023 MD&A and Financials”) may be found on SEDAR+ at www.sedarplus.ca and also on the Corporation’s website at www.investors.crescolabs.com.
Shareholders will receive paper copies of a notice package (the “Notice Package”) via pre-paid mail containing a notice with information prescribed by NI 54-101 and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder).
The Corporation will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of this Circular to some securityholders with a Notice Package.
Shareholders may obtain paper copies of this Circular and the 2023 MD&A and Financials free of charge by contacting Odyssey toll free within North America at 1-888-290-1175 and outside of North America at 1-587-885-0960.
Any shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than June 26, 2024, in order to receive paper copies of the meeting materials in time to vote before the Meeting. Shareholders may contact Odyssey toll free within North America at 1-888-290-1175 and outside of North America at 1-587-885-0960 to obtain more information about the Notice-and-Access Provisions. Under the Notice-and-Access Provisions, meeting materials will be available for viewing on the Corporation’s website for one year from the date of posting.

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PROXY RELATED INFORMATION
Voting at the Meeting
Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described above. See “How Do I Attend and Participate at the Meeting?”
Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Beneficial Shareholders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Beneficial Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See “Appointment of a Third Party as Proxy” and “How Do I Attend and Participate at the Meeting?”
Appointment of Third Party as Proxy
The persons named in the enclosed form of proxy are officers and/or directors of the Corporation and each is a management designee (collectively, the “Management Designees”). Management Designees will vote IN FAVOUR of each of the matters specified in the Notice of Meeting and all other matters proposed by management at the Meeting. Each Shareholder submitting a proxy has the right to appoint a person, who need not be a Shareholder (a “third party proxyholder”), to represent, attend, participate or vote at the Meeting on such Shareholder’s behalf, other than the Management Designees. A Shareholder may exercise this right by completing the steps set forth below and depositing the completed proxy to Odyssey prior to the Proxy Deadline (as defined below).
The following applies to Shareholders who wish to appoint a person (a “third party proxyholder”) other than the Management Designees set forth in the form of proxy or voting instruction form as proxyholder, including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.
Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Voting Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the Meeting.
•Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a Beneficial Shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.
•Register your proxyholder: To register a proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com by 10:00 a.m. (Central Daylight Time) on July 8, 2024, (the “Proxy Deadline”) and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if a Beneficial Shareholder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting.
If you are a Beneficial Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions above under the heading “How Do I Attend and Participate at the Meeting?”

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Legal Proxy – U.S. Beneficial Shareholders
If you are a Beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above under “How Do I Attend and Participate at the Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from Beneficial Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to appointee@odysseytrust.com and received by the Proxy Deadline.
Refusal of Proxy
The Corporation may refuse to recognize any instrument of proxy received later than the Proxy Deadline.
Revocability of Proxy

A Shareholder who has given a proxy has the power to revoke it at any time prior to the exercise thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by:
(a)signing a proxy with a later date and delivering it to the place noted above prior to the Proxy Deadline;
(b)signing and dating a written notice of revocation and delivering it to Odyssey, or by transmitting a revocation by telephonic or electronic means, to Odyssey, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or delivering a written notice of revocation and delivering it to the Chair of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof; or
(c)following the process for attending and voting at the Meeting online or any adjournment or postponement of the Meeting and registering with the scrutineer as a Shareholder present.

Advice to Beneficial Holders of Voting Shares
The information in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold their Voting Shares in their own name. Shareholders who do not hold their Voting Shares in their own name, referred to in this Circular as “Beneficial Shareholders,” are advised that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Voting Shares can be recognized and acted upon at the Meeting. If Voting Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Voting Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Voting Shares will more likely be registered under the name of CDS & Co. (the registration name for CDS is Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).
Existing regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Voting Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its Intermediary (or the agent of the Intermediary) is substantially similar to the form of proxy provided directly to registered Shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e., the Intermediary or agent of the Intermediary) how to vote on behalf of the Beneficial Shareholder. The vast majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a voting instruction form cannot use that form to vote Voting Shares directly at the Meeting, you will need to appoint yourself and return the voting instruction form in the envelope provided (or by following the instructions respecting the voting of Voting Shares) well in advance of the Meeting (by July 5, 2024) in order to have the Voting Shares voted. If you have any questions regarding the voting of Voting Shares held through an Intermediary, please contact that Intermediary for assistance.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting, Voting Shares registered in the name of an Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder

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for the registered Shareholder and vote the Voting Shares in that capacity. Beneficial Shareholders who wish to virtually attend the Meeting and indirectly vote their Voting Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their Intermediary (or the Intermediary’s agent) in accordance with the instructions provided by such Intermediary.
For purposes of applicable securities regulatory policies relating to the dissemination of proxy-related materials and other security holder materials and the request for voting instructions from Beneficial Shareholders, there are two categories of Beneficial Shareholders. Non-objecting Beneficial Shareholders (“NOBOs”) are Beneficial Shareholders who have advised their Intermediary that they do not object to their Intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting Beneficial Shareholders (“OBOs”) are Beneficial Shareholders who have advised their Intermediary that they object to their Intermediary disclosing such ownership information to the Corporation. Cresco will not send its proxy-related materials directly to NOBOs under National Instrument 54-101. Cresco does not intend to pay for Intermediaries to forward the proxy-related materials and the voting instruction form to OBOs under National Instrument 54-101. In the case of an OBO, the OBO will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery.
Exercise of Discretion with Respect to Proxies
The Voting Shares represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions contained in a proxy. In the absence of any such direction, such shares will be voted IN FAVOUR of each of the matters set forth in the Notice of Meeting and in this Circular and all other matters proposed by management at the Meeting.
If any amendment or variation to matters identified in the Notice of Meeting is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Circular, the management of the Corporation is not aware of any amendments or variations or other matters to come before the Meeting.

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VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
The authorized share capital of the Corporation consists of an unlimited number of Subordinate Voting Shares, of which 328,586,651 are issued and outstanding as of the Record Date, an unlimited number of Proportionate Voting Shares, of which 112,639 (which are convertible on a 1:200 basis into 22,527,738 Subordinate Voting Shares) are issued and outstanding as of the Record Date, an unlimited number of Super Voting Shares, of which 500,000 are issued and outstanding as of the Record Date, and an unlimited number of Special Subordinate Voting Shares, of which 158,940,757 (which are convertible on a 100,000:1 basis into 1,589 Subordinate Voting Shares) were issued and outstanding as of the Record Date.
Voting Rights
Each Subordinate Voting Share is entitled to one vote per Subordinate Voting Share, each Proportionate Voting Share is entitled to one vote in respect of each Subordinate Voting Share into which such Proportionate Voting Share could ultimately then be converted, which is currently equal to 200 votes per Proportionate Voting Share, each Super Voting Share is currently entitled to 2,000 votes per Super Voting Share and each Special Subordinate Voting Share is currently entitled to 0.00001 of a vote per Special Subordinate Voting Share on all matters upon which the holders of shares of the Corporation are entitled to vote, in each case as of the Record Date, and holders of Subordinate Voting Shares, Proportionate Voting Shares, Super Voting Shares and Special Subordinate Voting Shares will vote together on all matters subject to a vote of holders of each of those classes of shares as if they were one class of shares, except to the extent that a separate vote of holders as a separate class is required by law or provided by the articles of the Corporation.
As of the date of the Record Date, the Subordinate Voting Shares represent approximately 24%, the Proportionate Voting Shares represent approximately 2%, the Super Voting Shares represent approximately 74%, and the Special Subordinate Voting Shares represent approximately 0.0001% of the voting rights attached to outstanding Voting Shares of the Corporation.
Restricted Securities
The Subordinate Voting Shares, Proportionate Voting Shares and Special Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. In the event that a take-over bid is made for the Super Voting Shares, the holders of Subordinate Voting Shares and Special Subordinate Voting Shares will not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the Subordinate Voting Shares or under any coattail trust or similar agreement. Notwithstanding this, any take-over bid for solely the Super Voting Shares is unlikely, given that by the terms of the investment agreement entered into by the Corporation and the holders of the Super Voting Shares in connection with the issuance of the Super Voting Shares to such holders, upon any sale of Super Voting Shares to an unrelated third-party purchaser, such Super Voting Shares will be redeemed by the Corporation for their issue price. Additionally, holders of Subordinate Voting Shares are entitled to convert to Proportionate Voting Shares and tender to any take-over bid made solely to the holders of Proportionate Voting Shares. In the event that a take-over bid is made for the Subordinate Voting Shares, the holders of Special Subordinate Voting Shares will not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the Special Subordinate Voting Shares or under any coattail trust or similar agreement, absent being permitted to convert such shares into Subordinate Voting Shares.
Record Date
May 31, 2024, is the Record Date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof. Accordingly, only Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, or any adjournments or postponements thereof.

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Principal Holders of Securities
To the best of the knowledge of the Corporation, based on publicly available filings, as of the Record Date, no person or company, owns, or controls or directs, directly or indirectly, Voting Shares carrying 10% or more of the voting rights attached to any class of Voting Shares of the Corporation, except for the following:

Name of Shareholder	Number and Percentage of Super Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Number and Percentage of Proportionate Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)(2)(3)	Number and Percentage of Subordinate Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)	Number and Percentage of Special Subordinate Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)(4)	Percentage of Votes Attaching to All Outstanding Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(5)
Charles Bachtell	132,932 (26.59%)	5,313 (4.72%)	829,886 (0.25%)	—	19.82%
Brian McCormack	100,000 (20.00%)	—	14,000 (<.01%)	—	14.80%
Robert M. Sampson	133,308 (26.66%)	4 (<.01%)	570,231 (0.17%)	—	19.78%
Thomas J. Manning	133,760 (26.75%)	500 (0.44%)	—	—	19.81%

Notes:
(1)	Proportionate Voting Shares convert to Subordinate Voting Shares on a 1:200 basis.
(2)	On an issued and undiluted basis, not giving effect to the conversion or exercise of securities convertible, redeemable or exchangeable into such shares held by such person, as applicable.
(3)	Excludes holdings of units in Cresco Labs, LLC that are redeemable for Proportionate Voting Shares.
(4)	Special Subordinate Voting Shares convert to Subordinate Voting Shares on a 100,000:1 basis.
(5)	Total voting percentage is based on actual number of votes. The voting percentages differ from beneficial ownership percentages as the Corporation’s Super Voting Shares carry 2,000 votes per Super Voting Share, the Proportionate Voting Shares carry 200 votes per Proportionate Voting Share and the Special Subordinate Voting Shares carry 0.00001 of a vote per Special Subordinate Voting Share.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
No person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
MATTERS TO BE CONSIDERED AT THE MEETING
To the knowledge of the board of directors of the Corporation (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the Notice of Meeting.
1.Receiving the Financial Statements
The financial statements of the Corporation for the years ended December 31, 2023 and 2022, together with the auditor’s report thereon (the “Financial Statements”), have been mailed to the Corporation’s registered and Beneficial Shareholders who requested to receive them. The Financial Statements are also available on SEDAR+ at www.sedarplus.ca.
2.Number of Directors
At the Meeting, Shareholders will be asked to (i) fix the number of directors of the Corporation at eight; and (ii) elect, on an individual basis, each of the eight nominees set forth in the table below (the “Cresco Nominees”) as directors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the articles of the Corporation, unless their offices are earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCBCA”) or the Corporation’s articles. Each of the Cresco Nominees has consented to being named in this Circular and to serve as a director, if elected. The present term of office of each current director of the Corporation will expire at the Meeting.

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3.Election of Directors
Nominees
The following table sets forth a brief background regarding the Cresco Nominees. The information contained herein is based upon information furnished by the respective nominees.

Name and Province or State and Country of Residence	Director Since	Principal Occupation for Past Five Years	Voting Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)
Charles Bachtell(2) Chicago, IL, United States	November 2018	Chief Executive Officer of the Corporation; formerly Executive Vice President and General Counsel of Guaranteed Rate, a residential mortgage company.	132,932 Super Voting Shares 829,886 Subordinate Voting Shares 5,313 Proportionate Voting Shares 14,347,597 Cresco Redeemable Units
Thomas J. Manning(5)(6) Evanston, IL, United States	November 2018	Chairman of the Board of Directors of the Corporation; formerly Chairman and Chief Executive Officer of Dun and Bradstreet, a data and analytics company.	133,760 Super Voting Shares 500 Proportionate Voting Shares
Tarik Brooks(4) Los Angeles, CA, United States	April 2021	Former President of Combs Enterprises; Former Chief Operating Officer of Account Management and Trading at Bridgewater Associates, and Executive Vice President at RLJ Companies.	108,091 Subordinate Voting Shares
Gerald F. Corcoran(2)(7) Winnetka, IL, United States	November 2018	Chairman of the Board and Chief Executive Officer of R.J. O’Brien & Associates, LLC, a futures brokerage firm.	396,841 Subordinate Voting Shares 747,395 Cresco Redeemable Units
Marc Lustig Vancouver, British Columbia, Canada	January 2020
Non-Executive Chairman of IM Cannabis Corp. since 2019; Former Founder, Chairman and Chief Executive Officer of CannaRoyalty Corp. (dba Origin House) from 2016 to 2020; Head of Capital Markets at Dundee Capital Markets from 2012 to 2014.
39,184 Subordinate Voting Shares 158,940,757 Special Subordinate Voting Shares
Randy D. Podolsky(3)(4) Lake Forest, IL, United States	November 2018	Managing Principal of Podolsky Circle CORFAC International (now, Colliers International), a real estate company.	174,046 Subordinate Voting Shares 814,387 Cresco Redeemable Units
Michele Roberts(8)(9) New York City, NY, United States	June 2020	Executive Director of the National Basketball Players Association from 2014 to 2022; Former attorney with Skadden, Arps, Slate, Meagher & Flom LLP.	20,000 Subordinate Voting Shares
Robert M. Sampson(3) Downers Grove, IL, United States	November 2018
Executive Vice President of CrossCountry Mortgage, Inc.; formerly Chief Operating Officer the Corporation, Chief Executive Officer of bemortgage and Chief Operating Officer of Guaranteed Rate, a residential mortgage company.
133,308 Super Voting Shares 570,231 Subordinate Voting Shares 4 Proportionate Voting Shares 10,101,049 Cresco Redeemable Units

Notes:
(1)
Information as to personal shareholdings is given to the Corporation’s knowledge based on publicly available sources and includes any units in Cresco Labs, LLC held by a Cresco Nominee that are redeemable for Proportionate Voting Shares (the “Cresco Redeemable Units”).

(2)	Member of the Executive Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Nominating and Governance Committee.
(5)	Non-voting advisor to the special committee regarding corporate organizational structure (“Special Committee”).
(6)	Chair of the Executive Committee.
(7)	Chair of the Audit Committee.
(8)	Chair of the Nominating and Governance Committee.
(9)	Chair of the Special Committee.
*	As of the date of this Circular, the Compensation Committee is comprised of John R. Walter (Chair) and Carol A. Vallone. Promptly following the Meeting, the Board will designate new members of the Compensation Committee in view of Mr. Walter’s and Ms. Vallone’s departure from the Board.

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The enclosed form(s) of proxy allows the Shareholders to direct proxyholders to vote individually for each of the Cresco Nominees as a director of the Corporation. Unless otherwise directed, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the election of each of the Cresco Nominees as directors of the Corporation.
Cease Trade Orders
To the knowledge of the Corporation, none of the Cresco Nominees (or any personal holding company of a Cresco Nominee) are, as at the date of this Circular, nor have they been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, while acting in that capacity, was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or after ceasing to be a director, chief executive officer or chief financial officer of the company, was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.
Bankruptcies
To the knowledge of the Corporation, none of the Cresco Nominees (or any personal holding company of a Cresco Nominee) are, and have not within the past 10 years been, a director or executive officer of any company, including the Corporation, that, while acting in such capacity, or within a year of ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold any of the Cresco Nominees’ assets.
Penalties and Sanctions
To the knowledge of the Corporation, none of the Cresco Nominees (or any personal holding company of a Cresco Nominee) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, nor entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director.
4.Appointment of Auditors
On August 22, 2019, the Corporation first appointed Marcum LLP as independent auditors of the Corporation. At the Meeting, the Shareholders will be asked to reappoint Marcum LLP as independent auditors of the Corporation to serve until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.
Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the appointment of Marcum LLP as independent auditors of the Corporation at remuneration to be fixed by the Board. In order to be effective, the ordinary resolution must be approved by not less than a majority of the votes cast thereon by Shareholders who are present at the Meeting or by proxy.
5.Approval of Amended Plan and Unallocated Entitlements
At the Meeting, Shareholders will be asked to approve the amendment and restatement of the Cresco Labs Inc. 2018 Long-Term Incentive Plan (the “2018 Plan”). The 2018 Plan was originally approved by Shareholders on November 14, 2018. On May 29, 2024, the Board approved the Amended and Restated Cresco Labs Inc. 2018 Long-Term Incentive Plan (the “Amended Plan”), subject to Shareholder approval. The Amended Plan increases the share pool limit by adding 20,000,000 Subordinate Voting Shares to the Amended Plan as of its effective date. The share pool will remain at this increased amount until 10% of the issued and outstanding as-converted Subordinate Voting Shares (“As-converted SVS”) equals or exceeds such amount, after which the share pool will again be determined on a 10% rolling basis. As-converted SVS consists of Subordinate Voting Shares, Proportionate Voting Shares, Special Subordinate Voting Shares and Cresco Redeemable units. We are committed to a 10% rolling plan in the long-term, and the additional 20,000,000 Subordinate Voting Shares initially available under the Amended Plan will act as a temporary bridge to allow us to properly incentivize our employees and directors until the first date that there is equivalent capacity under a 10% rolling plan.

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As of the Record Date, there were approximately 8,300,000 shares available under the 2018 Plan. This remaining share pool will not be sufficient to fulfill the Corporation’s equity compensation program during the next several years. We consider it important to maintain a strong association between compensation of our employees and our Shareholders’ long-term interests. Awards under the Amended Plan are intended to provide our employees significant incentive to protect and grow Shareholder value. We believe that there is an insufficient number of shares remaining available for new grants under our 2018 Plan to sustain these important stock-based incentives.
The number of shares available under the 2018 Plan, and that will be available under the Amended Plan, is based on the number of issued and outstanding Subordinate Voting Shares at any date of determination on an “as converted” basis after giving effect to the conversion of our other share classes and the redemption of the Cresco Redeemable Units for Subordinate Voting Shares. All references in this proposal to the number of issued and outstanding Subordinate Voting Shares refer to such number on an “as converted” basis.
Timing of Proposal
The last time we asked Shareholders to approve a long-term equity incentive plan, in full, was on November 14, 2018. The 2018 Plan has served us well, but approval of the Amended Plan by Shareholders will allow us to continue to grant equity incentive awards in order to secure and retain the services of our employees and directors and to provide long-term incentives that align the interests of our employees and directors with the interests of our Shareholders. Adopting the Amended Plan at this time will, as of the Effective Date, make an additional 20,000,000 Subordinate Voting Shares of the Corporation available for issuance to participants, bringing the total number of shares then available to approximately 28,300,000.
Amendment to the Amended Plan:
•Increase the number of shares currently available for awards under the Amended Plan such that the total share pool will be equal to the greater of (i) 10% of the issued and outstanding As-converted SVS, on a rolling basis, and (ii) the sum of (x) 10% of the issued and outstanding As-converted SVS as of the Effective Date plus (y) 20,000,000 additional Subordinate Voting Shares; provided that if the amount determined in accordance with clause (i) is at any time greater than or equal to the amount determined in accordance with clause (ii), then the share pool shall thereafter be the equal to 10% of the issued and outstanding As-converted SVS, on a rolling basis.
Key Features of the Amended Plan Designed to Protect Shareholders’ Interests
The Amended Plan’s design reflects our commitment to strong corporate governance and the desire to preserve and grow long-term Shareholder value as demonstrated by the following Amended Plan features:
•Independent Administrator. The Compensation Committee of the Board (“Compensation Committee”) will generally be the administrator of the Amended Plan. Administrative powers may be delegated to officers and other employees, but all determinations regarding awards to our executive officers must be made by the Board or the Compensation Committee.
•Repricing Prohibited. The Amended Plan requires that, except in connection with a corporate transaction involving the Corporation (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), Shareholder approval be obtained for any repricing, exchange or buyout of underwater awards.
•No Discount Awards; Maximum Term Specified. Stock options and stock appreciation rights must have an exercise price or base price no less than the higher of the closing price of our Subordinate Voting Shares on the date the award is granted or the trading date preceding the grant date and a term no longer than ten years.
•No Liberal Change in Control Definition. The change in control definition in the Amended Plan is not a “liberal” definition. A change in control transaction must actually occur in order for the change in control provisions in the Amended Plan to be triggered.
•Recoupment/Clawback. Awards granted under the Amended Plan may be subject to potential forfeiture to or recoupment by the Corporation as provided in the Amended Plan.
Why We Support the Proposal
The Amended Plan is key to our attracting and retaining top talent. Attracting and retaining top talent in this very competitive industry is one of our fundamental strategic imperatives. Our long-term equity compensation program for our officers and employees is a significant element of our compensation strategy for attracting and retaining our top employees and directors. We have found that equity-based awards are valued by our executives and employees.

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That sense of value, when coupled with multi-year vesting periods, and performance-based vesting in certain cases, serves to enhance retention of these employees as well as collaboration among them. We believe an equity incentive plan is key to our long-term success and the future realization of value creation for our all of our Shareholders.
The Amended Plan will be used to align the long-term interests of our employees, with those of our Shareholders. We consider it crucial to maintain a strong association between compensation of our key employees and our Shareholders’ long-term interests. Our long-term equity compensation program is a significant factor in achieving this goal.
Governance-related Provisions. As discussed below, the Amended Plan includes terms that reflect our strong commitment to governance measures and plan design features considered important by key institutional shareholders and proxy advisory firms.
For these reasons, we are asking Shareholders to approve the additional shares authorized for issuance under the Amended Plan and thereby enable us to continue to implement our long-term equity compensation program.
Request for Approval of Share Pool Increase
If Shareholders do not approve our Amended Plan, our ability to grant equity awards to our existing employees and management team and to new hires will be severely limited, which would place us at a competitive disadvantage. After a review of our historical practices and our anticipated future growth, we believe that the shares that would become available under our Amended Plan if this proposal is approved would enable us to continue to grant equity awards for several years, which is vital to our ability to attract and retain the talent required to support our continued growth in the extremely competitive labor market in which we compete.
In determining the share pool under our Amended Plan, the Board considered the historical number of equity awards granted by the Corporation in the past three years. In 2023, 2022 and 2021, the Corporation made equity awards in respect of 9,825,000, 12,087,000 and 5,771,000 shares, respectively, under our 2018 Plan. The As-converted SVS issued and outstanding on December 31, 2023, 2022 and 2021 was 436,197,730, 407,336,912, and 406,955,055, respectively. The Corporation’s three-year average burn rate under the 2018 Plan is 2.2%. We believe our historical burn rate is within market range for a company of our size in our industry, especially given our broad-based use of equity awards to compensate our employees and directors. We believe a low burn rate reflects a judicious use of equity for compensation purposes. We will continue to monitor our equity use in future years to ensure our burn rate is within competitive market norms.
Outstanding Equity Awards
In setting the number of shares authorized for issuance under the Amended Plan, we considered the total outstanding equity awards under the 2018 Plan. Under the heading “Securities Authorized for Issuance Under Equity Compensation Plans” beginning on page 30, we provide certain information about Subordinate Voting Shares that may be issued under our equity compensation plans as of December 31, 2023. To facilitate the approval of the Amended Plan, set forth below is certain additional information as of the record date, May 31, 2024.
As of May 31, 2024, we had 346,815,776 As-converted SVS issued and outstanding. The closing price of the Subordinate Voting Shares as reported on the OTC on May 31, 2024, was US$1.91 and the closing price of the Subordinate Voting Shares on the Canadian Securities Exchange was C$2.62.
Historical Equity Award Granting Practices
We also considered both our total equity “overhang” and our historical and projected annual “burn rate” in developing our share increase to the Amended Plan and analyzing the impact of using equity as a means of compensation on our Shareholders.
Burn rate provides a measure of the potential dilutive impact of our equity award program which we calculate by dividing the number of shares subject to equity awards granted during the year by the As-converted SVS outstanding. In proposing the number of shares authorized for issuance under the Amended Plan, we considered the number of equity awards granted under the 2018 Plan in the past three fiscal years. In 2023, 2022 and 2021, the

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Corporation granted equity awards representing a total of approximately 9,825,000 shares, 12,087,000 shares and 5,771,000 shares, respectively, as follows:

(In thousands except percentages)	2023	2022	2021
Stock options granted	3,442	7,578	5,227
Restricted stock units granted	6,276	4,296	544
Performance stock units granted[1]	107	213	—
As-converted SVS outstanding at year end	436,198	407,337	406,955
Burn rate	2.3%	3.0%	1.4%
[1] Performance stock units granted consisted of 36,000 options and 71,000 Restricted stock units ("RSUs") in 2023 and 71,000 options and 142,000 RSUs in 2022.
We also considered our three-year average burn rate (2023, 2022, and 2021) which as noted above is 2.2%. We believe our historical burn rate is within market range for a company of our size in our industry, especially given our broad-based use of equity awards to compensate our employees and directors. We will continue to monitor our equity use in future years to ensure our burn rate is within competitive market norms.
Our future burn rate will depend on a number of factors, including the number of participants in the Amended Plan, the price per share of our Subordinate Voting Shares, any changes to our compensation strategy, changes in business practices or industry standards, changes in our capital structure due to stock splits or similar events, the compensation practices of our competitors or changes in compensation practices in the market generally, and the methodology used to establish the equity award mix.
Expected Share Usage Needs
In setting the number of shares authorized for issuance under the Amended Plan, we also considered the potential dilution that would result by approval of the authorization of the share pool for the Amended Plan, and major proxy advisory firms. The actual dilution will depend on several factors, including the types of awards made under the Amended Plan. The Board believes the number of shares requested represents a reasonable amount of potential equity dilution, within a competitive range of the median of similarly situated companies.
Summary of the Amended Plan
The following summary describes the most significant features of the Amended Plan. This summary is not intended to be complete and is qualified in its entirety by reference to the full text of the Amended Plan, a copy of which is attached as Schedule “A” to this Circular.
Eligibility and Participation
Any of the Corporation’s employees, officers, directors, or consultants (who are natural persons) are eligible to participate in the Amended Plan if selected by the Compensation Committee. The basis of participation of an individual under the Amended Plan, and the type and amount of any award that an individual will be entitled to receive under the Amended Plan, will be determined by the Compensation Committee based on its judgment as to the best interests of Cresco and its Shareholders.
Administration
The Compensation Committee will generally be the administrator of the Amended Plan. Except as provided otherwise under the Amended Plan, the administrator has plenary authority to grant awards pursuant to the terms of the Amended Plan to eligible individuals, determine the types of awards and the number of shares covered by the awards, establish the terms and conditions for awards and take all other actions necessary or desirable to carry out the purpose and intent of the Amended Plan.
The Compensation Committee may delegate to the officers and employees of the Corporation limited authority to perform administrative actions under the Amended Plan to assist in its administration to the extent permitted by applicable law and stock exchange rules. Such delegation of authority, however, shall not extend to the granting of, or exercise of discretion with respect to, awards to officers under Section 16 of the Exchange Act.

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Shares Available Under the Amended Plan
The Subordinate Voting Shares issuable pursuant to awards under the Amended Plan will be shares authorized for issuance under our Articles. When the Amended Plan becomes effective, the number of Subordinate Voting Shares issuable pursuant to awards granted under the Amended Plan (the “Share Pool”) will be equal to the greater of (i) 10% of the issued and outstanding As-converted SVS, on a rolling basis, and (ii) the sum of (x) 10% of the issued and outstanding As-converted SVS as of the Effective Date plus (y) 20,000,000 additional Subordinate Voting Shares; provided that if the amount determined in accordance with clause (i) is at any time greater than or equal to the amount determined in accordance with clause (ii), then the Share Pool shall thereafter be the equal to 10% of the issued and outstanding As-converted SVS, on a rolling basis.
The number of “unallocated” entitlements is calculated by subtracting (i) the number of Subordinate Voting Shares issuable pursuant to outstanding entitlements under the Amended Plan from (ii) the Share Pool at the time.
Adjustments to Share Pool. Following the effective date of the Amended Plan, the Share Pool will be adjusted as follows:
•The Share Pool will be reduced by one share for each Subordinate Voting Shares made subject to an award granted under the Amended Plan.
•The Share Pool will be increased by the number of unissued Subordinate Voting Shares underlying or used as a reference measure for any award or portion of an award granted under the Amended Plan that is canceled, forfeited, expired, terminated unearned or settled in cash, in any such case without the issuance of shares.
•The Share Pool will not be increased by (A) shares tendered by recipients, or withheld by Cresco, as full or partial payment to Cresco upon the exercise of stock options granted under the Amended Plan, until such shares are cancelled; (B) shares reserved for issuance upon the grant of stock appreciation rights, to the extent the number of reserved shares exceeds the number of shares actually issued upon the exercise of the stock appreciation rights; and (C) shares withheld by, or otherwise remitted to, Cresco to satisfy a recipient’s tax withholding obligations upon the lapse of restrictions on stock awards or the exercise of stock options or stock appreciation rights granted under the Amended Plan, until such shares are cancelled.
In the event of a merger, consolidation, stock rights offering, statutory share exchange or similar event affecting the Corporation or a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination or subdivision, or recapitalization or similar event affecting the capital structure of the Corporation, the Compensation Committee will adjust the Share Pool proportionately to reflect the transaction or event. Similar adjustments will be made to the award limitations described below and to the terms of outstanding awards.
Types of Awards
The Amended Plan enables the grant of stock options, stock appreciation rights, stock awards, restricted stock unit awards, performance shares, performance units, and other stock-based awards, each of which may be granted separately or in tandem with other awards.
Stock Options and Stock Appreciation Rights. Stock options represent a right to purchase a specified number of our Subordinate Voting Shares from us at a specified price during a specified period of time. Stock options may be granted in the form of incentive stock options, which are intended to qualify for favorable treatment for the recipient under U.S. federal tax law, or as nonqualified stock options, which do not qualify for this favorable tax treatment. Only employees of the Corporation or its subsidiaries may receive tax-qualified incentive stock options within the U.S. Stock appreciation rights represent the right to receive an amount in cash, Subordinate Voting Shares or both equal to the fair market value of the shares subject to the award on the date of exercise minus the exercise price of the award. All stock options and stock appreciation rights must have a term of no longer than ten years’ duration. Stock options and stock appreciation rights generally must have an exercise price equal to or above the higher of the fair market value of our shares of Subordinate Voting Shares on the date of grant or the trading day preceding the date of grant except as provided under applicable law or with respect to stock options and stock appreciation rights that are granted in substitution of similar types of awards of a Corporation acquired by us or an affiliate or with which we or our affiliate combine (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) to preserve the intrinsic value of such awards.
As of May 31, 2024, the per share fair market value of our Subordinate Voting Shares was US$1.91 on the OTC and C$2.62 on the Canadian Securities Exchange.

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Prohibition on Repricing. Except in connection with a corporate transaction involving the Corporation (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of stock options and stock appreciation rights granted under the Amended Plan may not be amended, after the date of grant, to reduce the exercise price of such stock options or stock appreciation rights, nor may outstanding stock options or stock appreciation rights be canceled in exchange for (i) cash, (ii) stock options or stock appreciation rights with an exercise price that is less than the exercise price of the original outstanding stock options or stock appreciation rights, or (iii) other awards, unless such action is approved by our Shareholders.
Restricted Stock. Awards of restricted stock are actual Subordinate Voting Shares that are issued to a participant, but that are subject to forfeiture if the participant does not remain employed by us for a certain period of time and/or if certain performance goals are not met. Except for these restrictions and any others imposed by the administrator, the participant will generally have all of the rights of a shareholder with respect to the restricted stock, including the right to vote the restricted stock, but will not be permitted to sell, assign, transfer, pledge or otherwise encumber shares of restricted stock before the risk of forfeiture lapses.
Dividends declared payable on shares of restricted stock that are granted subject to risk of forfeiture conditioned solely on continued service over a period of time will be deferred for payment to such later date as determined by the administrator, and may be paid in cash or as unrestricted shares of our Subordinate Voting Shares or may be reinvested in additional shares of restricted stock. Dividends declared payable on shares of restricted stock that are granted subject to risk of forfeiture conditioned on satisfaction of performance goals will be held by us and made subject to forfeiture at least until the applicable performance goal and/or service-based restriction related to such shares of restricted stock has been satisfied.
Restricted Stock Units. An award of restricted stock units represents a contractual obligation of the Corporation to deliver a number of Subordinate Voting Shares, an amount in cash equal to the fair market value of the specified number of shares subject to the award, or a combination of shares and cash. Until Subordinate Voting Shares are issued to the participant in settlement of stock units, the participant shall not have any rights of a shareholder of the Corporation with respect to the stock units or the shares issuable thereunder. Vesting of restricted stock units may be subject to performance goals, the continued service of the participant or both. The administrator may provide that dividend equivalents will be paid or credited with respect to restricted stock units, but such dividend equivalents will be held by us and made subject to forfeiture at least until any applicable performance goal related or other service-based restriction to such restricted stock units has been satisfied.
Performance Shares and Performance Units. The Amended Plan permits the granting of performance shares and performance units upon such terms as the Compensation Committee may establish. Performance shares refer to Subordinate Voting Shares or Units that are expressed in terms of Subordinate Voting Shares, the issuance, vesting, lapse of restrictions on or payment of which is contingent on performance as measured against performance objectives over a specified performance period. Performance units refer to Canadian dollar-denominated units established by the Compensation Committee, the issuance, vesting, lapse of restrictions on or payment of which is contingent on performance as measured against performance objectives over a specified performance period. Any earned performance shares and performance units will be settled in the form of shares, cash or a combination thereof as provided in the applicable award agreement.
Other Stock-Based Awards. The Compensation Committee may grant other stock-based awards, subject to the terms and conditions as the Compensation Committee determines are appropriate, which may include, without limitation, the grant of deferred shares or shares based on attainment of performance or other goals established by the Compensation Committee, or shares in lieu of cash under other incentive or bonus programs, or dividend equivalents based on the dividends actually declared and paid on outstanding shares (subject to the same vesting conditions as applicable to the underlying award). These other awards may be subject to such terms and conditions as the Compensation Committee establishes.
Award Limitations
The following limitations on awards are imposed under the Amended Plan:
ISO Award Limit. The maximum number of Subordinate Voting Shares that may be issued in connection with awards granted under the Amended Plan that are intended to qualify as incentive stock options under Section 422 of the Code shall be determined by the Board from time to time.
Effect of Certain Corporate Transactions
Change in Control. The Amended Plan provides that, in the event a Change in Control (as defined in the Amended Plan) occurs, outstanding awards will terminate upon the effective time of such Change in Control, unless provision

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is made in connection with the transaction for the continuation or assumption of such awards, or for the issuance of substitute awards therefor, by the surviving entity. Solely with respect to awards that will terminate as provided in the immediately preceding sentence and except as otherwise provided in the applicable award agreement, the Amended Plan generally provides that, immediately before the effective time of the Change in Control, all outstanding awards will become vested (with any and all performance conditions deemed satisfied as if target performance was achieved), and will be exercisable or settled, as applicable, as promptly as practicable.
Subject to the above, the Compensation Committee may specify, on or after the date of grant, in an award agreement or amendment thereto, the consequences of a participant’s termination of service that occurs coincident with or following the occurrence of a Change in Control, if a Change in Control occurs under which provision is made in for the continuation or assumption of outstanding awards, or for the issuance of substitute awards therefor, by the surviving entity.
Adjustments for Stock Splits, Stock Dividends and Similar Events. The Amended Plan provides that, in the event of any stock dividend, stock split, spin-off, rights offering or recapitalization through an extraordinary dividend, the Compensation Committee shall cause an equitable adjustment to be made (i) in the number and kind of shares that may be delivered under the plan, (ii) with respect to outstanding awards, in the number and kind of shares subject to outstanding awards, (iii) with respect to outstanding awards, to the exercise price or the grant price of shares subject to outstanding awards, and (iv) any other value determinations applicable to any outstanding awards.
In the event of any other change in corporate capitalization, such as a merger, consolidation, stock rights offering or share exchange, the Compensation Committee may, in its sole discretion, cause an equitable adjustment as described above to be made to prevent dilution or enlargement of rights.
In the event of any changes in corporate structure as described above, the Compensation Committee may also make other adjustments in the terms of any awards as it deems appropriate, including, without limitation, (i) modifications of performance goals and/or performance periods, (ii) substitution of other property of equivalent value for shares available under the Amended Plan or shares covered by outstanding awards, and (iii) the substitution of equivalent awards, as determined in the sole discretion of the Compensation Committee, of the surviving or successor entity or a parent thereof.
In addition, the Compensation Committee may make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events affecting the Corporation or the financial statements of the Corporation or of changes in applicable laws, regulations, or accounting principles, whenever the Compensation Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Amended Plan.
Nontransferability. Unless otherwise determined by the Compensation Committee, awards may not be assigned or transferred by a participant except by will or by the laws of descent and distribution, and any incentive stock option is exercisable during a participant’s lifetime only by the participant.
Amendment and Termination
The Board may terminate the Amended Plan at any time for any reason. The Amended Plan is scheduled to terminate ten years after its original effective date (November 29, 2028). The Board may also amend the Amended Plan. Amendments are to be submitted to shareholders for approval to the extent required by applicable laws, rules or regulations. Generally, no award of options or stock appreciation rights may be repriced, replaced or re-granted through cancellation without the approval of shareholders. In addition, except under limited circumstances (such as to comply with applicable law), without the written consent of the holder, no amendment or termination of the Amended Plan may materially and adversely modify the holder’s rights under the terms and conditions of an outstanding award.
Compliance with Listing Rules
While shares are listed for trading on any stock exchange or market, our Board agrees that it will not make any amendments, issue any awards or take any action under the Amended Plan unless such action complies with the relevant listing rules.
Registration with the Securities and Exchange Commission
The Corporation intends to file a Registration Statement on Form S-8 to register the additional Subordinate Voting Shares reserved for issuance under the Amended Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as soon as is practicable after approval of the Amended Plan by Shareholders.

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Material U.S. Federal Income Tax Consequences of the Amended Plan
The following discussion is intended only as a general summary of the material U.S. federal income tax consequences of awards issued under the Amended Plan, based upon the provisions of the Code as of the date of this Circular, for the purposes of shareholders considering how to vote on this proposal. It is not intended as tax guidance to participants in the Amended Plan. This summary does not take into account certain circumstances that may change the income tax treatment of awards for individual participants, and it does not describe the state income tax consequences of any award or the taxation of awards in jurisdictions outside of the U.S.
Stock Options and Stock Appreciation Rights. The grant of a stock option or stock appreciation right generally has no income tax consequences for a participant or the Corporation. Likewise, the exercise of an incentive stock option generally does not have income tax consequences for a participant or the Corporation, except that it may result in an item of adjustment for alternative minimum tax purposes for the participant. A participant usually recognizes ordinary income upon the exercise of a nonqualified stock option or stock appreciation right equal to the fair market value of the shares or cash payable (without regard to income or employment tax withholding) minus the exercise price, if applicable. We should generally be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income recognized by the participant as a result of the exercise of a nonqualified stock option or stock appreciation right.
If a participant holds the shares acquired under an incentive stock option for the time specified in the Code (at least two years measured from the grant date and one year measured from the exercise date), any gain or loss arising from a subsequent disposition of the shares will be taxed as long-term capital gain or loss. If the shares are disposed of before the holding period is satisfied, the participant will recognize ordinary income equal to the lesser of (1) the amount realized upon the disposition and (2) the fair market value of such shares on the date of exercise minus the exercise price paid for the shares. Any ordinary income recognized by the participant on the disqualifying disposition of the shares generally entitles us to a deduction by us for federal income tax purposes. Any disposition of shares acquired under a nonqualified stock option or a stock appreciation right will generally result only in capital gain or loss for the participant, which may be short- or long-term, depending upon the holding period for the shares.
Full Value Awards. Any cash and the fair market value of any Subordinate Voting Shares received by a participant under a full value award are generally includible in the participant’s ordinary income. In the case of restricted stock awards, this amount is includible in the participant’s income when the awards vest, unless the participant has filed an election with the IRS to include the fair market value of the restricted shares in income as of the date the award was granted. In the case of restricted stock units, performance shares and performance units, generally the value of any cash and the fair market value of any Subordinate Voting Shares received by a participant are includible in income when the awards are paid. Any dividends or dividend equivalents paid on unvested full value awards are also ordinary income for participants.
Deductibility of Compensation. The Corporation generally is entitled to a deduction equal to the amount included in the ordinary income of participants and does not receive a deduction for amounts that are taxable to participants as capital gain.
New Plan Benefits
No awards have been previously granted under the Amended Plan. Awards that may be granted to eligible persons under the Amended Plan are subject to the discretion of the Compensation Committee, so we cannot currently determine the benefits or amounts that will be received or allocated to our current named executive officers, executive officers as a group, directors who are not executive officers as a group, and employees, including all current officers who are not executive officers, as a group. Consequently, no New Plan Benefits Table is included in this Circular.
Awards Granted Under the Amended Plan
The awards actually granted under the 2018 Plan to our named executive officers and directors in 2023 are described in the compensation tables within the “Executive Compensation” section of this Circular beginning on page 21.
Vote Required
The Corporation is required to seek Shareholder approval of the Amended Plan pursuant to the policies of the Canadian Securities Exchange. Shareholders are also required to approve, by ordinary resolution, all unallocated entitlements under the Amended Plan at least once every three years.

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Accordingly, at the Meeting, Shareholders will be asked to consider, and if thought advisable, to pass the following ordinary resolution approving the Amended Plan and the unallocated entitlements thereunder:
“BE IT RESOLVED THAT:
1.the Amended Plan, substantially in the form attached as Schedule “A” to this Circular, be and is hereby         authorized, approved, ratified and confirmed;
2.all unallocated entitlements under the Amended Plan are hereby authorized, confirmed and approved;
3.the Amended Plan shall be submitted to the Shareholders for reapproval no later than July 10, 2027; and
4.any one officer or director of the Corporation is hereby authorized to execute and deliver all such documents and do all such acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this resolution.”
Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the Amended Plan. In order to be effective, the ordinary resolution must be approved by not less than a majority of the votes cast thereon by Shareholders who are present at the Meeting or by proxy.
6.Approval of Option Exchange
We are seeking Shareholder approval of the Option Exchange. Based on the recommendation of the Compensation Committee of the Board (the “Compensation Committee”), the Board authorized the Option Exchange, subject to Shareholder approval, pursuant to which certain of our employees (including executive officers) (“Eligible Participants”) were given the opportunity to exchange certain eligible options to purchase subordinate voting shares for new options (“New Options”) to purchase subordinate voting shares with an exercise price equal to the higher of the closing price of our subordinate voting shares on the grant date of the new options (“New Option Grant Date”) or the trading day preceding the New Option Grant Date. An eligible stock option (each, an “Eligible Option” and collectively, the “Eligible Options”) generally includes any outstanding stock option that has an exercise price equal to or greater than the higher of US$3.36 per share or 1.5 times the closing price of our subordinate voting shares as reported on the OTCQX market (the “OTC”) on May 6, 2024, and that was granted under the Cresco Labs Inc. 2018 Long-Term Incentive Plan (the “2018 Incentive Plan”). Each New Option will be granted as a non-qualified Option (as defined in the 2018 Incentive Plan).
Conducted in accordance with the tender offer rules of the SEC, the Option Exchange commenced on April 9, 2024, and expired at 11:59 p.m., Eastern Time, on May 6, 2024. Pursuant to the Option Exchange, 266 Eligible Participants elected to exchange, and the Company accepted for cancellation, Eligible Options to purchase an aggregate of 3,903,093 subordinate voting shares, representing approximately 61% of the total subordinate voting shares underlying the Eligible Options. On May 7, 2024, promptly following the expiration of the Exchange Offer, the Company granted New Options to purchase 2,246,275 subordinate voting shares, pursuant and subject to the terms and conditions of the Exchange Offer (including approval by Shareholders at the Meeting) and the 2018 Incentive Plan. The exercise price of the New Options granted pursuant to the Exchange Offer was US$2.10 per share, which was the closing price of the subordinate voting shares as reported on the OTC on May 6, 2024. Consummation of the Exchange Offer, including cancellation of Eligible Options tendered for exchange and the grant of New Options therefor, remains subject to Shareholder approval.
The Board believes the Option Exchange is in the best interests of Shareholders and the Corporation in order to provide meaningful and appropriate incentive to motivate and retain our talented team members.
Rationale for the Option Exchange
We believe that the Option Exchange will provide us with an opportunity to enhance long-term Shareholder value by restoring competitive incentives among the Eligible Participants who chose to participate in the Option Exchange so they are further motivated to remain with us and to contribute to the future growth and success of Cresco. We believe that an effective and competitive employee incentive program is imperative for our future growth and success. Our ability to compete in the highly competitive cannabis industry depends upon our ability to attract, motivate and retain highly qualified personnel. Competition for skilled personnel in our industry is intense. Share-based compensation has historically constituted a key part of our hiring, incentive, and retention programs because our Board believes that equity compensation encourages employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our subordinate voting shares.

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When the Compensation Committee approves the grant of an option, it establishes the exercise price that the employee must pay to purchase our subordinate voting shares when the option is exercised. The exercise price per share is set at the higher of the closing price of our subordinate voting shares on the date the option is granted or the trading day preceding the grant date. Thus, an employee receives value only if the employee exercises an option and sells the purchased shares at a price that exceeds the option’s exercise price.
In recent years, the market price of our subordinate voting shares has been subject to significant fluctuations, many of which were outside the control of Cresco and our employees. As a result, as of April 5, 2024, immediately before the Option Exchange was commenced, 1,071 Eligible Participants held options to purchase an aggregate of 6,432,779 subordinate voting shares with exercise prices ranging from US$3.75 per share to US$12.63 per share, all of which were above the US$2.24 closing price of our subordinate voting shares on April 5, 2024, as reported on the OTC.
We believe that the “out-of-the-money” options are no longer effective as performance and retention incentives. We believe that to enhance long-term shareholder value, we need to maintain competitive employee incentive and retention programs. An equity stake in the success of our Company is a critical component of these programs. Many of our employees view their existing options as having little or no value due to the difference between the exercise prices of those options and the current market price of our subordinate voting shares. As a result, for many employees, these options are ineffective at providing the incentives and retention value that our Board believes is necessary to motivate our employees to increase long-term shareholder value. We believe that it is essential to continue to retain and motivate our employees, and that the inherent value of the New Options and vesting periods of the New Options may be more effective in incentivizing and retaining employees than the existing out-of-the-money options. In addition to the benefits for employees, the Option Exchange will reduce our equity overhang (the potential dilution represented by outstanding equity awards) by eliminating a sizable number of outstanding options that, under their current terms and conditions, are likely to remain unexercised for the foreseeable future. In the Option Exchange, Eligible Participants elected to surrender Eligible Options to purchase an aggregate of 3,903,093 subordinate voting shares in exchange for New Options to purchase 2,246,275 subordinate voting shares, reducing this overhang by 1,656,818 shares.
Under applicable accounting rules, we would recognize a total of approximately US$30.1 million in non-cash compensation expense related to these Eligible Options, US$26.5 million of which was previously expensed as of December 31, 2023, and US$3.6 million of which we would continue to be obligated to expense, even if these stock options are never exercised because they remain underwater. We believe the Option Exchange will allow us to recapture retentive and incentive value from the compensation expense that we record in our financial statements with respect to Eligible Options that are exchanged.
The Compensation Committee, in consultation with Aon, its independent compensation consultant, evaluated several alternatives for remaining competitive within our industry and identified a stock option exchange program as one such potential alternative. As part of this evaluation, the Compensation Committee identified the likely participants in an exchange program and analyzed the value of the equity awards to be exchanged, the general parameters of an exchange program, and the potential impact of an exchange program on our current hiring and retention goals. The Compensation Committee determined that, compared to other alternatives, the Option Exchange provides better performance and retention incentives at a lower exercise price with potentially less dilution to shareholders. The following considerations recommended proposing this approach:
•Reasonable, balanced incentives. We believe that the opportunity to exchange Eligible Options for New Options with respect to fewer shares, together with a new vesting requirement and term, represents a reasonable and balanced exchange program with the potential for a significant positive impact on employee retention, motivation and performance. We believe that the New Options issued in the exchange program will provide a meaningful retention period for employees.
•Reduction of the number of shares subject to outstanding options. In addition to the out-of-the-money options having little or no retention value, they also contribute to our overhang until they are exercised or expire unexercised. The Option Exchange is expected to reduce our overhang of outstanding options by eliminating the ineffective options that are currently outstanding and issued to our employees. Under the Option Exchange, Eligible Participants will receive New Options covering fewer shares than the exchanged options. In the Option Exchange, Eligible Participants elected to surrender Eligible Options to purchase an aggregate of 3,903,093 subordinate voting shares in exchange for New Options to purchase 2,246,275 subordinate voting shares, reducing this overhang by 1,656,818 shares.
•Reduced pressure for additional grants. If we were unable to implement the Option Exchange, we may have found it necessary to issue additional options to our employees at current market prices, increasing our overhang. These grants would have depleted the current pool of options available for future grants under our 2018 Incentive Plan and would also have resulted in increased compensation expense.

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•Impact on accounting expense. Under applicable accounting rules, we are required to continue to recognize compensation expense related to these underwater options as they vest, even if they are never exercised because they remain underwater. We believe the Option Exchange will allow us to recapture incentive and retentive value from the compensation expense that we have recorded and would continue to record in our financial statements with respect to our Eligible Options.
Alternatives Considered
The Compensation Committee considered alternatives to the Option Exchange, including issuing new equity awards to employees, exchanging underwater options for full value awards (such as restricted stock units), or increasing cash compensation. The Compensation Committee determined that the Option Exchange serves to best align executive and employee interests with Shareholders’ interests and provides appropriate performance and retention incentive with limited cost to the Corporation and to Shareholders than the other alternatives.
Structure of the Option Exchange
The Option Exchange was commenced on April 9, 2024, (the “Commencement Date”) and was made upon the terms and subject to the conditions, including Shareholder approval, described in the offer to exchange and other related documents filed with the SEC as part of a tender offer statement on Schedule TO. Eligible Participants who held Eligible Options were given 20 business days to elect to participate in the Option Exchange. The Option Exchange Offer was voluntary. Eligible Participants who held more than one option grant that qualified as an Eligible Option and elected to participate in the Exchange Offer were allowed to tender for exchange as few or as many of their Eligible Option grants as desired; however, an Eligible Participant electing to tender an Eligible Option for exchange was required to tender the entire unexercised portion of such selected Eligible Option grant (i.e., all options granted to a participant on the same date were subject to the same election). The Option Exchange expired at 11:59 p.m., Eastern Time, on May 6, 2024, with Eligible Participants electing to surrender Eligible Options to purchase an aggregate of 3,903,093 subordinate voting shares in exchange for New Options to purchase 2,246,275 subordinate voting shares. Set forth below is a description of the key features of the Option Exchange. The terms of the Option Exchange are further described in the Option Exchange documents that were filed with the SEC and are available at www.sec.gov. The 2018 Incentive Plan will govern all terms or conditions of the New Options not specifically addressed by the Option Exchange described in this Circular.
Eligible Participants
The Option Exchange was made available to our employees, including our executive officers, who as of the Commencement Date were current employees of the Corporation or one of its wholly-owned subsidiaries and held outstanding Eligible Options, as described herein. Participants in the Option Exchange must continue in their employment with us through the date on which the surrendered options are cancelled, and replacement stock options are granted. Members of our Board and employees represented by a labor union and covered by a collective bargaining agreement were not eligible to participate in the Option Exchange.
Eligible Options
Options eligible for the Option Exchange consisted of options to purchase our subordinate voting shares granted under the 2018 Incentive Plan that were held by an Eligible Participant, outstanding as of the expiration of the Option Exchange, and had an exercise price equal to or greater than the higher of US$3.36 per share or 1.5 times the closing price of our subordinate voting shares as reported on the OTC on May 6, 2024.
As of April 5, 2024, immediately before the Option Exchange was commenced, 1,071 Eligible Participants held options to purchase an aggregate of 6,432,779 subordinate voting shares with exercise prices ranging from US$3.36 per share to US$12.63 per share, all of which were above the US$2.24 closing price of our subordinate voting shares on April 5, 2024. Based on the number of outstanding options as of April 5, 2024, and assuming that all Eligible Options were exchanged in the program, options to purchase approximately 6,432,779 shares would have been exchanged and canceled, while new options covering approximately 3,795,210 shares would have been issued.
Exercise Price
Each New Option will have an exercise price per share of US$2.10, which was the closing price of our subordinate voting shares as reported on the OTC on May 6, 2024.

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Exchange Ratio
Each New Option will represent the right to purchase a number of our subordinate voting shares calculated using an exchange ratio based on the exercise price of the corresponding exchanged Eligible Option. The chart below sets forth the applicable exchange ratios.

Eligible Option Exercise Price Range (U.S. $)	Exchange Ratio (Surrendered Eligible Options to New Options)*
$3.36 to $5.99	1.50 to 1.00
$6.00 to $11.91	1.75 to 1.00
$11.92 and Above	2.25 to 1.00
* Rounded down to the nearest whole number of new options.
Vesting Schedules for New Options
The New Options will not be vested or exercisable on the New Option Grant Date, even if the corresponding Eligible Options had previously been vested and exercisable. Instead, (i) with respect to vested Eligible Options that are exchanged, the New Options will vest on the first anniversary of the New Option Grant Date, and (ii) with respect to unvested Eligible Options that are exchanged, the New Options will vest 50% on each of the first two anniversaries of the New Option Grant Date, in each case, subject to continued employment through the applicable vesting date. Whether an option is vested or unvested will be determined based on the commencement date of the Option Exchange; partially vested options will be subject to the New Option Terms to the extent of their vested and unvested status on such date.
Term for New Options
The new stock options will expire eight (8) years following the date on which the new options are granted.
Impact of Option Exchange on Surrendered Options
Subject to approval by Shareholders, Eligible Options properly tendered in the Option Exchange and accepted by us for exchange were canceled, and New Options were granted on May 7, 2024. If Shareholder approval is not obtained at the Meeting, Eligible Options will remain in effect in accordance with their existing terms and the New Options will not be effective. If an Eligible Participant did not elect to participate in the Option Exchange, then his or her Eligible Options will remain outstanding in accordance with their current terms.
Accounting Impact
The incremental compensation cost associated with the Option Exchange will be measured as the excess, if any, of the fair value of each award of the new stock option granted to participants in the Option Exchange, measured as of the date the new stock options are granted, over the fair value of the stock options surrendered in exchange for the new stock options, measured immediately prior to the cancellation. This incremental compensation cost will be recognized over the vesting period of the new stock options.
Material Income Tax Consequences of the Option Exchange
The exchange of stock options pursuant to the Option Exchange should be treated as a non-taxable exchange because the new stock options will have an exercise price equal to or greater than the fair market value of our subordinate voting shares on the grant date. Neither the Corporation, nor participants in the Option Exchange, should recognize any income for U.S. federal or Canadian income tax purposes upon the grant of the new stock options. A more detailed summary of tax considerations was provided to all participants in the Option Exchange documents.
Financial Statements
Our consolidated financial statements and other required information are incorporated by reference from the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included as Exhibits 99.5 and 99.6, respectively, to our Form 40-F, and with the condensed consolidated financial statements included in Exhibit 99.1 to our Reports on Form 6-K filed with the SEC on March 18, 2024, and May 16, 2024. Our consolidated financial statements incorporated herein by

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reference are presented in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States.
Interests of Certain Persons
Our executive officers who are not directors were eligible to participate in the Option Exchange but members of our Board were not eligible. Accordingly, members of our Board are not Eligible Participants, and they did not hold any Eligible Options. Therefore, in recommending adoption of this proposal to our shareholders, the Board of Directors recognizes, and our shareholders should be aware, that approval of this proposal may benefit certain of our executive officers who participated in the Option Exchange.
Vote Required
Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the Option Exchange. In order to be effective, the special resolution must be approved by not less than a majority of the votes cast thereon by Shareholders who are present at the Meeting or by proxy.
7.Other Business
Management is not aware of any other matters to come before the Meeting, other than those set out in the Notice of Meeting. If other matters come before the Meeting, or if there are amendments or variations to the items of business, the Management Designees will have the discretion to vote as he or she sees fit.
EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Securities legislation requires the disclosure of compensation received by each “Named Executive Officer” of the Corporation for the two most recently completed financial years.
“Named Executive Officer” refers to each individual who, during any part of the most recently completed financial year, served as chief executive officer, each individual who, during any part of the most recently completed financial year, served as chief financial officer, and the most highly compensated executive officer, other than the chief executive officer and chief financial officer, at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year. The Corporation currently has three Named Executive Officers.
Director and Named Executive Officer Compensation
The following table sets forth information concerning all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, to each Named Executive Officer, other than stock options (“Options”) and other compensation securities, for each of the two most recently completed financial years.

Name and position	Year	Salary, consulting fee, retainer or commission ($US)	Bonus ($US)	Committee or meeting fees ($US)	Value of all other compensation ($US)	Total compensation ($US)
Charles Bachtell Director and Chief Executive Officer	2023	$450,000	$—	—	$—	$450,000
	2022	$450,000	$549,000	—	$850	$999,850
Dennis Olis Chief Financial Officer	2023	$400,000	$75,000	—	$—	$475,000
	2022	$400,000	$222,250	—	$600	$622,850
Greg Bulter President	2023	$400,000	$133,500	—	$—	$533,500
	2022	$400,000	$222,250	—	$850	$623,100
The following table sets forth information concerning all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, to each director,

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other than stock options and other compensation securities, for each of the two most recently completed financial years.

Name	Year	Annual Retainer ($US)(1)	Executive Committee ($US)(2)	Audit Committee ($US)(2)	Compensation Committee ($US)(2)	Nominating and Governance Committee ($US)(2)	Special Committee ($US)(3)	Total Compensation ($US)(4)
Thomas J. Manning(5) Director and Chairman	2023	$52,889	$9,917	$—	$—	$—	$30,000	$92,806
	2022	$—	$—	$—	$—	$—	$—	$—
Tarik Brooks Director	2023	$65,000	$—	$—	$—	$7,500	$—	$72,500
	2022	$65,000	$—	$—	$—	$7,500	$—	$72,500
Gerald F. Corcoran Director	2023	$65,000	$7,500	$15,000	$—	$—	$—	$87,500
	2022	$65,000	$7,500	$15,000	$—	$—	$—	$87,500
Marc Lustig Director	2023	$65,000	$—	$—	$—	$—	$—	$65,000
	2022	$65,000	$—	$—	$—	$—	$—	$65,000
Randy D. Podolsky Director	2023	$65,000	$—	$7,500	$—	$7,500	$—	$80,000
	2022	$65,000	$—	$7,500	$—	$7,500	$—	$80,000
Michele Roberts Director	2023	$65,000	$—	$—	$—	$15,000	$36,000	$116,000
	2022	$65,000	$—	$—	$—	$15,000	$—	$80,000
Robert M. Sampson Director	2023	$65,000	$—	$7,500	$—	$—	$—	$72,500
	2022	$65,000	$—	$7,500	$—	$—	$—	$72,500
Carol Vallone(6) Director	2023	$65,000	$7,500	$—	$7,500	$—	$30,000	$110,000
	2022	$65,000	$7,500	$—	$7,500	$—	$—	$80,000
John R. Walter(6) Director	2023	$65,000	$—	$—	$15,000	$—	$30,000	$110,000
	2022	$65,000	$—	$—	$15,000	$—	$—	$80,000

Notes:
(1)
Beginning in 2023, the Chairman of the Board of Directors was paid $80,000 and all other non-employee directors were paid $65,000, payable in quarterly installments one quarter in arrears, in compensation for Board membership. Prior to 2023, all non-employee directors were paid $65,000, payable in quarterly installments one quarter in arrears, in compensation for Board membership.

(2)	Committee Chairs receive annual compensation of $15,000 and Committee members receive annual compensation of $7,500, in each case payable in quarterly installments.
(3)
In February of 2023, the Special Committee was formed to oversee corporate organizational structure. The Chair of the Special Committee received monthly compensation of $12,000 and Special Committee members received monthly compensation of $10,000 a month, for months that work was performed.

(4)
In addition to cash compensation, each non-employee director receives $225,000 in RSUs for Board service, granted annually on the date of the Corporation’s Annual General Meeting. Additionally, on October 26, 2022, each non-employee director received a one-time $65,000 in RSUs for work previously completed related to the pending acquisition of Columbia Care Inc. The one-time payment was not contingent on the acquisition closing.

(5)
Mr. Manning was the Executive Chairman of the Corporation until February 1, 2023, at which time he transitioned to the role of Non-Executive Chairman of the Corporation. As such, Mr. Manning's retainer and committee compensation for 2023 was pro-rated for the time he served as Non-Executive Chairman.

(6)	Ms. Vallone and Mr. Walter will not be standing for re-election at the Annual Meeting of Shareholders on July 10, 2024.

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Stock Options and Other Compensation Securities
The following table sets forth certain information in respect of all compensation securities granted or issued to each Named Executive Officer and director by the Corporation or one of its subsidiaries in the financial year of the Corporation ended December 31, 2023 for services provided or to be provided, directly or indirectly, to the Corporation or any of its subsidiaries.

Compensation Securities(1)
Name and position	Type of compensation security(2)	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($US)	Closing price of security or underlying security on date of grant ($CDN)	Closing price of security or underlying security at year end ($CDN)	Expiry date
Charles Bachtell Director and Chief Executive Officer	Options(3)	Options exercisable for 205,623 Subordinate Voting Shares (0.06%)	March 15, 2023	$1.73	2.39	$1.79	March 15, 2033
Dennis Olis Chief Financial Officer	Options and RSUs(4)	Options exercisable for 101,315 Subordinate Voting Shares (0.03%) and 150,000 RSUs that can be settled for Subordinate Voting Shares (0.05%)	50,000(4) Options on January 3, 2023, 51,315(3) Options on March 15, 2023 and 150,000 RSUs on January 3, 2023	$1.83, $1.73 and $1.83, respectively	$2.50, $2.39 and $2.50, respectively	$1.79	January 3, 2033 for 50,000 Options and March 15, 2033 for 51,315 Options
Greg Butler President	Options(4) and RSUs(4)	Options exercisable for 50,000 Subordinate Voting Shares (0.02%) and 150,000 RSUs that can be settled for Subordinate Voting Shares (0.05%)	50,000(4) Options on January 3, 2023 and 150,000 RSUs on January 3, 2023	$1.83	$2.50	$1.79	January 3, 2033 for 50,000 Options
Thomas J. Manning Director and Chairman	Options(3) and RSUs(5)	Options exercisable for 82,105 Subordinate Voting Shares (0.02%) and 139,751 RSUs that can be settled for Subordinate Voting Shares (0.04%)	82,105 Options on March 15, 2023, and 139,751 RSUs on June 30, 2023	$1.73 and $1.61, respectively	$2.39 and 1.98, respectively	$1.79	March 15, 2033 for 82,105 Options
Tarik Brooks Director	RSUs(5)	139,751 RSUs that can be settled for Subordinate Voting Shares (0.04%)	June 30, 2023	$1.61	1.98	$1.79	N/A
Gerald F. Corcoran Director	RSUs(5)	139,751 RSUs that can be settled for Subordinate Voting Shares (0.04%)	June 30, 2023	$1.61	1.98	$1.79	N/A
Marc Lustig Director	RSUs(5)	139,751 RSUs that can be settled for Subordinate Voting Shares (0.04%)	June 30, 2023	$1.61	1.98	$1.79	N/A
Randy D. Podolsky Director	RSUs(5)	139,751 RSUs that can be settled for Subordinate Voting Shares (0.04%)	June 30, 2023	$1.61	1.98	$1.79	N/A

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Michele Roberts Director	RSUs(5)	139,751 RSUs that can be settled for Subordinate Voting Shares (0.04%)	June 30, 2023	$1.61	1.98	$1.79	N/A
Robert M. Sampson Director	RSUs(5)	139,751 RSUs that can be settled for Subordinate Voting Shares (0.04%)	June 30, 2023	$1.61	1.98	$1.79	N/A
Carol Vallone(6) Director	RSUs(5)	139,751 RSUs that can be settled for Subordinate Voting Shares (0.04%)	June 30, 2023	$1.61	1.98	$1.79	N/A
John R. Walter(6) Director	RSUs(5)	139,751 RSUs that can be settled for Subordinate Voting Shares (0.04%)	June 30, 2023	$1.61	1.98	$1.79	N/A

Notes:
(1)
As of December 31, 2023, the Named Executive Officers and directors hold the following compensation securities: (i) Charles Bachtell: 6,495,623 Options; (ii) Dennis Olis: 1,033,052 Options and 207,954 RSUs; (iii) Greg Butler: 731,737 Options and 207,954 RSUs; (iv) Thomas J. Manning: 2,119,574 Options and 139,751 RSUs; (v) Tarik Brooks: 139,751 RSUs; (vi) Gerald F. Corcoran: 116,828 Options and 139,751 RSUs; (vii) Marc Lustig: 15,873 Options and 139,751 RSUs; (viii) Randy D. Podolsky: 116,828 Options and 183,796 RSUs; (ix) Michele Roberts: 62,432 Options and 227,842 RSUs; (x) Robert M. Sampson: 79,359 Options and 227,842 RSUs; (xi) Carol Vallone: 44,078 Options and 139,751 RSUs; (xii) John R. Walter: 116,828 Options and 139,751 RSUs. Each Option and each RSU represents the right to acquire one Subordinate Voting Share.

(2)	Represents all compensation securities issued pursuant to the 2018 Plan (as defined herein) to the individual in the financial year of the Corporation ended December 31, 2023.
(3)	Employee elected to convert their 2023 bonus into options that can be settled for Subordinate Voting Shares. Awards were fully vested on the date granted.
(4)	Awards vest ratably in one-fourth increments on each of the four anniversaries of the grant date.
(5)	Awards vest fully on the earlier of the date of the Corporation’s 2024 Annual Meeting or the date that is 12 months after the grant date.
(6)	Ms. Vallone and Mr. Walter will not be standing for re-election at the Annual Meeting of Shareholders on July 10, 2024.

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Exercise of Compensation Securities by Directors and Named Executive Officers
Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($US)	Date of exercise	Closing price per security on date of exercise ($US)	Difference between exercise price and closing price on date of exercise ($US)	Total value on exercise date ($US)(1)
Charles Bachtell Director and Chief Executive Officer	—	—	—	—	—	—	—
Dennis Olis Chief Financial Officer	RSUs	20,311 Subordinate Voting Shares	N/A	$17,335 RSUs on January 4, 2023 and $2,976 RSUs on January 28, 2023	$1.95 and $1.76, respectively	N/A	$33,880 and $5,230, respectively
Greg Butler President	RSUs	33,617 Subordinate Voting Shares	N/A	$17,335 RSUs on January 4, 2023, $2,976 RSUs on January 28, 2023 and $13,306 on March 30, 2023	$1.95, $1.76 and $1.60 respectively	N/A	$33,880, $5,230 and $21,335 respectively
Thomas J. Manning Director and Chairman	—	—	—	—	—	—	—
Tarik Brooks Director	RSUs	88,389 Subordinate Voting Shares	N/A	$68,389 RSUs on June 30, 2023 and $20,000 RSUs on October 26, 2023	$1.50 and $1.27, respectively	N/A	$102,274 and $25,461, respectively
Gerald Corcoran Director	RSUs	88,389 Subordinate Voting Shares	N/A	$68,389 RSUs on June 30, 2023 and $20,000 RSUs on October 26, 2023	$1.50 and $1.27, respectively	N/A	$102,274 and $25,461, respectively
Marc Lustig Director	RSUs	88,389 Subordinate Voting Shares	N/A	$68,389 RSUs on June 30, 2023 and $20,000 RSUs on October 26, 2023	$1.50 and $1.27, respectively	N/A	$102,274 and $25,461, respectively
Randy D. Podolsky Director	RSUs	54,195 Subordinate Voting Shares	N/A	$34,195 RSUs on June 30, 2023, 2023 and $20,000 RSUs on October 26, 2023	$1.50 and $1.27, respectively	N/A	$51,137 and $25,461, respectively
Michele Roberts Director	RSUs	20,000 Subordinate Voting Shares	N/A	October 26, 2023	$1.27	N/A	$25,461
Robert M. Sampson Director	RSUs	20,000 Subordinate Voting Shares	N/A	October 26, 2023	$1.27	N/A	$25,461
Carol Vallone(2) Director	RSUs	88,389 Subordinate Voting Shares	N/A	$68,389 RSUs on June 30, 2023 and $20,000 RSUs on October 26, 2023	$1.50 and $1.27, respectively	N/A	$102,274 and $25,461, respectively
John R. Walter(2) Director	RSUs	88,389 Subordinate Voting Shares	N/A	$68,389 RSUs on June 30, 2023 and $20,000 RSUs on October 26, 2023	$1.50 and $1.27, respectively	N/A	$102,274 and $25,461, respectively

Notes:
(1)	Calculated by multiplying the number of underlying securities exercised by the difference between the exercise price and the closing price on the date of exercise. Directors can defer the vesting of their award based on section 409A of the U.S. Tax Code. Elections must be made in the year prior to the grant.
(2)	Ms. Vallone and Mr. Walter will not be standing for re-election at the Annual Meeting of Shareholders on July 10, 2024.

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Incentive Plans
Long-Term Incentive Plan
On November 29, 2018, the Board adopted the 2018 Plan, which was approved by the Shareholders at the special meeting of Shareholders on November 14, 2018. On May 29, 2024, the Board approved the Amended Plan, which amendments are subject to Shareholder ratification at the Meeting. See “Matters to be Considered at the Meeting –
Approval of Amended Plan and Unallocated Entitlements.” The Amended Plan provides that the aggregate number of Subordinate Voting Shares reserved for issuance pursuant to awards granted under the Amended Plan will be equal to the greater of (i) 10% of the issued and outstanding As-converted SVS, on a rolling basis, and (ii) the sum of (x) 10% of the issued and outstanding As-converted SVS as of the Effective Date plus (y) 20,000,000 additional Subordinate Voting Shares; provided that if the amount determined in accordance with clause (i) is at any time greater than or equal to the amount determined in accordance with clause (ii), then the share pool shall thereafter be the equal to 10% of the issued and outstanding As-converted SVS, on a rolling basis. See “Approval of Amended Plan and Unallocated Entitlements - Amendment to the Amended Plan.” Awards that may be granted under the Amended Plan include Options, stock appreciation rights, stock awards, RSUs, performance shares, performance units and other stock-based awards (“Awards”).
The purpose of the Amended Plan is to (i) promote the long-term financial interests and growth of Cresco by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of Cresco’s business, (ii) motivate management personnel by means of growth-related incentives to achieve long-range goals, and (iii) further the alignment of interests of participants in the Amended Plan with those of the Shareholders of Cresco through opportunities for increased stock or stock-based ownership in Cresco.
The Amended Plan is administered by the Compensation Committee and provides that Awards may be issued to (i) officers and employees of Cresco or any of its subsidiaries, (ii) members of the Board, and (iii) other individuals, including non-employee directors and consultants who provide bona fide services to or for Cresco or any of its subsidiaries, provided that such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for Cresco’s securities. The Compensation Committee establishes the terms of all Awards consistent with the terms of the Amended Plan, including vesting and maximum terms.
Oversight and Description of Director and Named Executive Officer Compensation
Cresco’s Compensation Committee is responsible for determining the compensation for the directors and the executive officers.
The Compensation Committee’s primary responsibilities include, among other things, assisting the Board with the selection, retention, adequacy and form of the compensation of senior management and the Board. The Compensation Committee has been tasked with establishing an executive compensation program, which includes equity compensation under the Amended Plan, and the other elements of compensation described under the heading “Director and Named Executive Officer Compensation.”
Compensation Objectives and Principles
The primary goal of the Corporation’s executive compensation program is to attract, motivate and retain the key executives necessary for the Corporation’s long-term success, to encourage executives to further the development of the Corporation, and to align the interests of executives with the Corporation’s Shareholders. The key elements of the executive compensation program are: (i) base salary; and (ii) Awards granted under the Amended Plan.
Compensation Process
The Corporation relies on its Compensation Committee, through discussion without any formal objectives, criteria or analysis, to determine the compensation of the Corporation’s executive officers. The Compensation Committee has not established formal criteria or goals that are tied to total compensation or any significant element of total compensation. The Board is ultimately responsible for all forms of compensation for the Corporation’s executive officers. The Board is responsible for reviewing the recommendations respecting compensation of other officers of the Corporation from time to time, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining compensation, the Compensation Committee considers a range of factors, including: (i) company performance and individual contributions against key performance indicators, and (ii) peer group benchmarking. The Compensation Committee annually reviews the applicability of the compensation peer group and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Corporation’s operations.

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CORPORATE GOVERNANCE DISCLOSURE
General
The Board views effective corporate governance as an essential element for the effective and efficient operation of the Corporation. The Corporation believes that effective corporate governance improves corporate performance and benefits all its Shareholders. The following statement of corporate governance practices sets out the Board’s review of the Corporation’s governance practices relative to National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines.
Board of Directors
The Board, which is responsible for supervising the management of the business and affairs of the Corporation, is, as of the date of this Circular, comprised of ten directors, eight of whom are independent as such term is defined in NI 58-101 and in National Instrument 52-110 – Audit Committees (“NI 52-110”). The independent directors are John R. Walter, Robert M. Sampson, Gerald F. Corcoran, Randy D. Podolsky, Marc Lustig, Michele Roberts, Carol Vallone, and Tarik Brooks. Charles Bachtell, the Chief Executive Officer is not independent by virtue of being a member of the Corporation’s management. Thomas J. Manning was the Executive Chairman of the Corporation within the last three years and as such, is not considered independent. Mr. Walter and Ms. Vallone are not standing for re-election at the Meeting. Following the Meeting, the Board will consist of eight directors, six of whom are independent.
The independent directors meet for in camera sessions without non-independent directors and members of management at the end of each regular Board meeting (unless such requirement is waived by the independent directors).
Directorships
Certain of the Cresco Nominees are currently directors or officers of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	From
Thomas J. Manning	CommScope Holding Company, Inc.	NASDAQ	Director	2014
Marc Lustig	IM Cannabis Corp. (formerly Navasota Resources Inc.)	CSE	Non-Executive Chairman & Director	2019
	PharmaCeielo Ltd. (formerly, AAJ Capital 1 Corp.)	TSXV	Lead Director	2020
	Aequus Pharmaceuticals Inc.	TSXV	Director	2021
Orientation and Continuing Education of Board Members
The Board has not implemented a formal program for the orientation of new directors. It is expected that existing directors will orient and educate any new members on an informal basis. The Board has also not implemented a formal continuing education program for the directors; however, the Board and the Corporation’s management encourage directors to attend or participate in courses and seminars related to financial literacy, corporate governance and related matters. Each director has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.
Ethical Business Conduct
The Board expects that the Corporation’s employees, officers, directors and representatives will act with honesty and integrity and will avoid any relationship or activity that might create, or appear to create, a conflict between their personal interest and the interests of the Corporation.
Nomination of Directors
The Board is responsible for nominating individuals for election to the Board by the Corporation’s Shareholders at each annual general meeting of Shareholders. The Board is also responsible for filling vacancies on the Board that may occur between annual general meetings of Shareholders. The Nominating and Governance Committee, in

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accordance with its charter, is responsible for identifying, reviewing, evaluating and recommending to the Board candidates to serve as directors.
Compensation of Directors and Officers
The Compensation Committee, in accordance with its charter, is responsible for periodically reviewing the compensation and benefits paid to the directors and executive officers of the Corporation in light of market conditions and practice, and risks and responsibilities.
Other Board Committees
The Board has four standing committees: the Audit Committee, the Nominating and Governance Committee, the Compensation Committee and the Executive Committee. Additionally, the Board currently has an additional committee referred to as the Special Committee, which is responsible for overseeing corporate organizational structure.
Assessment of Directors, the Board and Board Committees
The Board monitors the strategic direction and processes of the Board and its committees to ensure that the Board, its committees, and individual directors are performing effectively. Additionally, each director is subject to periodic evaluation of his or her individual performance, and the collective performance of the Board and of each committee of the Board are subject to periodic review.
AUDIT COMMITTEE
Pursuant to section 224(1) of the BCBCA and NI 52-110, the Corporation is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not executive officers, control persons or employees of the Corporation or an affiliate of the Corporation. NI 52-110 requires the Corporation, as a venture issuer, to disclose annually in its management information circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth below.
Audit Committee Charter
The Audit Committee Charter is set forth in Schedule “B” attached hereto. The Audit Committee Charter provides that the Audit Committee must consist of at least three directors, a majority of whom must be “independent” and all of whom must be “financially literate” (as defined under NI 52-110).
Composition of the Audit Committee
Following the Meeting, the Audit Committee is expected to be comprised of:

Gerald F. Corcoran	Independent	Financially literate
Robert M. Sampson	Independent	Financially literate
Randy D. Podolsky	Independent	Financially literate
Relevant Education and Experience of Audit Committee Members
Gerald F. Corcoran
Gerald F. Corcoran has served as Chief Executive Officer of R.J. O’Brien & Associates, LLC (“RJO”) since 2000 and Chairman of the Board since 2007. Celebrating its Centennial in 2014, Chicago-based RJO is the nation’s oldest and largest independent futures brokerage firm and the last surviving founding member of the Chicago Mercantile Exchange (now CME Group). Mr. Corcoran joined RJO in 1987 as Chief Financial Officer and served in this capacity until 1992 when he was promoted to Chief Operating Officer. RJO is regulated by the Commodity Futures Trading Commission (CFTC) and subject to PCAOB standards. Therefore, Mr. Corcoran’s service as an executive and a member of the audit committee of RJO provided him with a vast amount of experience navigating highly regulated financial environments. Prior to joining RJO, Mr. Corcoran served as the Controller of the Chicago Sun-Times, which at the time was the nation’s seventh largest daily newspaper. In July 2014, Mr. Corcoran was elected Chairman of the FIA (formerly Futures Industry Association), and he served in that position until March 2016. At that time, following the January merger of the organization with its European and Asian counterparts, he was elected Treasurer of the Board of Directors of the newly unified FIA, the leading trade organization for the futures, options

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and cleared swaps markets worldwide. Mr. Corcoran served in that role until March 2017. Mr. Corcoran serves on the FIA’s Executive Committee as well as its Americas Advisory Board. He has been a member of FIA’s Board of Directors since March 2008 and served as Vice Chairman from March 2013 until July 2014. Mr. Corcoran also serves on the board of directors and executive committee of the National Futures Association (NFA), the self-regulatory organization for the futures industry and a de facto regulator, of which Mr. Corcoran served on the executive committee for over five years. Mr. Corcoran previously served on the Board of the Institute for Financial Markets and is a former member of the Risk Committee of CME Group. Both the NFA and CME Group are also regulated by the CFTC, further bolstering Mr. Corcoran’s experience in dealing with financial regulators. Additionally, Mr. Corcoran is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society.
Robert M. Sampson
In addition to being one of the founders of Cresco, Robert Sampson has more than 20 years of operating experience in large business, including 12 years in the heavily regulated mortgage industry, having served as Chief Operating Officer at Guaranteed Rate, a retail mortgage bank. As the former Chief Operating Officer of Cresco, Mr. Sampson oversaw the construction of two 40,000 square foot cement precast structures and one 30,000 square foot hybrid greenhouse structure and was responsible for all facility operations and systems, including the design and implementation of fertigation and irrigation systems, inventory control systems, compliance process procedures, audits, security, and IT. Mr. Sampson is currently Executive Vice President of Crosscountry Mortgage, a mortgage firm based in Cleveland. Mr. Sampson holds a B.S. degree from Aurora University and an A.A. degree from College of DuPage.
Randy D. Podolsky
Randy D. Podolsky has served entrepreneurial, corporate, institutional and not-for-profit commercial real estate clients for over 40 years and served as Managing Principal of his firm from 1986 to 2015. Now operating under the name of Riverwoods Development Partners, Mr. Podolsky provides personalized transaction and contract negotiation and advisory services to financial institutions, users, owners and not-for-profits for all facets of commercial real estate. Mr. Podolsky’s most recent project is developing Navy Pier Marina, a 100% transient marina at Navy Pier. Mr. Podolsky recently served as a board member and chair of the real estate committee of the Waukegan Port District, which owns and operates Waukegan Harbor & Marina, the Port of Waukegan and Waukegan National Airport. During his tenure, Mr. Podolsky orchestrated the District’s bond refinancing, increased the value of its real estate and derived income, spearheaded adoption of the Harbor Master Plan, and, most notably, negotiated the agreements for the District’s first marina use development by a private party in over four decades. Additionally, he is a volunteer member of the U.S. Coast Guard Auxiliary since 1991 and served as the elected District Commodore (DCO) of the Ninth Western Region from 2009 to 2010. Mr. Podolsky holds a B.A. degree from Loyola University.
Audit Committee Oversight
During the year ended December 31, 2023, no recommendations of the Audit Committee to nominate or compensate an external auditor were not adopted by the Board.
Reliance on Certain Exemptions
As an issuer listed on the CSE, the Corporation currently relies on the exemption set forth in Section 6.1 of NI 52-110 pertaining to reporting obligations under NI 52-110.

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External Auditor Service Fees (By Category)
The aggregate fees billed by the Corporation’s external auditors in the years ended December 31, 2023 and 2022 are set out below:

Financial Year Ending	Audit Fees(1)	Audit-Related Fees(2)		Tax Fees	All Other Fees
December 31, 2023	US$3,081,166	US$	27,700	—	—
December 31, 2022	US$2,839,099	US$	46,180	—	—

Notes:
(1)	Audit Fees include fees for performance of the annual audit of the Corporation’s financial statements, reviews of quarterly financial statements, review of Annual Information Form, reviews of periodic reports and reviews of other documents required by legislation or regulation.
(2)	Audit-Related Fees include fees related to consents and reviews of other securities filings.

EXECUTIVE COMMITTEE

The Executive Committee consists of Charles Bachtell, Gerald F. Corcoran, Thomas J. Manning and Carol Vallone, with Mr. Manning serving as chairman. The Executive Committee has been authorized to manage, or supervise the management, of the business and affairs of the Corporation other than matters that may not be delegated under Section 19.1 of the Corporation’s articles and applicable corporate law.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets forth, as of December 31, 2023, information with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of Subordinate Voting Shares to be issued upon exercise of outstanding Options and rights	Weighted-average exercise price of outstanding Options and rights	Number of Subordinate Voting Shares remaining available for future issuance under equity compensation plans(1)
Equity compensation plans approved by security holders	30,964,444	US$4.11	12,655,329
Equity compensation plans not approved by security holders	—	—	—
Total	30,964,444	US$4.11	12,655,329

Notes:
(1)
The above disclosure is based on Subordinate Voting Shares issuable under the 2018 Plan equal to 10% of the number of issued and outstanding Subordinate Voting Shares on an “as converted” basis as at December 31, 2023, being 436,197,730 Subordinate Voting Shares, less 30,964,444 Subordinate Voting Shares issuable upon the exercise of Awards under the 2018 Plan as at December 31, 2023. At the Meeting, Shareholders will be asked to approve the Amended Plan, pursuant to which the maximum number of Subordinate Voting Shares issuable under the plan will be increased to approximately 28,300,000.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No current or former director, executive officer or employee of the Corporation, or any of the Cresco Nominees, or any of their respective associates or affiliates, is or has been at any time since the beginning of the last completed fiscal year, indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as set forth herein, the Corporation is not aware of any material interest, direct or indirect, of any “informed person” of the Corporation, any proposed director of the Corporation or any associate or affiliate of any of the foregoing in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

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For the purposes of the above, “informed person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.
There are potential conflicts of interest to which all of the directors and officers of the Corporation may be subject in connection with the operations of the Corporation. All of the directors and officers are engaged in and will continue to be engaged in corporations or businesses, including publicly traded corporations, which may be in competition with the search by the Corporation for businesses or assets. Accordingly, situations may arise where all of the directors and officers will be in direct competition with the Corporation. Conflicts, if any, will be subject to the procedures and remedies as provided under the BCBCA.
MANAGEMENT CONTRACTS
The Corporation has no management contracts or other arrangement in place where management functions are performed by a person or company other than the directors or executive officers of the Corporation.
ADDITIONAL INFORMATION
Additional information relating to the Corporation is available under the Corporation’s profile on the SEDAR+ website at www.sedarplus.ca, including financial information which is provided in Cresco’s annual comparative Financial Statements for the years ended December 31, 2023 and 2022 and related management’s discussion and analysis. Copies of the Financial Statements and related management’s discussion and analysis are available on SEDAR+ at www.sedarplus.ca. Shareholders may contact the Corporation at its registered office address at Suite 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 to request copies of the Financial Statements and related management’s discussion and analysis.

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SCHEDULE “A”

AMENDED LONG-TERM INCENTIVE PLAN

AMENDED AND RESTATED
CRESCO LABS INC.
2018 LONG-TERM INCENTIVE PLAN

AMENDED AND RESTATED MAY 29, 2024

TABLE OF CONTENTS

1.	History; Effective Date.	3
2.	Purpose.	3
3.	Definitions.	3
4.	Administration.	8
5.	Shares.	10
6.	Participation.	11
7.	Awards.	11
8.	Withholding of Taxes.	16
9.	Transferability of Awards.	16
10.	Adjustments for Corporate Transactions and Other Events.	17
11.	Change in Provisions.	18
12.	Substitution of Awards in Mergers and Acquisitions.	19
13.	Compliance with Securities Laws; Listing and Registration.	19
14.	Section 409A Compliance.	20
15.	Plan Duration; Amendment and Discontinuance.	20
16.	General Provisions.	21

AMENDED AND RESTATED
CRESCO LABS INC.
2018 LONG-TERM INCENTIVE PLAN
1.History; Effective Date.
Cresco Labs Inc., a global company formed under the laws of the Province of British Columbia (“Cresco”), has established the Amended and Restated Cresco Labs Inc. 2018 Long-Term Incentive Plan, as set forth herein, and as the same may be amended from time to time (the “Plan”). The Plan was amended and restated by the Board on May 29, 2024 as a continuation of the Cresco Labs Inc. 2018 Long-Term Incentive Plan. The Plan as amended and restated shall become effective upon shareholder approval (the “Effective Date”) and shall remain in effect as provided in Section 15.
2.Purpose.
The Purpose of the Plan is to:
(a)promote the long-term financial interests and growth of the Company by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of the Company’s business;
(b)motivate management personnel by means of growth-related incentives to achieve long-range goals; and
(c)further the alignment of interests of Participants with those of the shareholders of Cresco through opportunities for increased stock or stock-based ownership in Cresco.
Toward these objectives, the Administrator may grant Awards to Eligible Individuals on the terms and subject to the conditions set forth in the Plan.
3.Definitions.
Except as otherwise specifically provided in an Award Agreement, capitalized words and phrases used in the Plan or an Award Agreement shall have the following meanings:
“Administrator” means the Compensation Committee, or such other committee(s) or officer(s) duly appointed by the Board or the Compensation Committee to administer the Plan or delegated limited authority to perform administrative actions under the Plan, and having such powers as shall be specified by the Board or the Compensation Committee; provided, however, that at any time the Board may serve as the Administrator in lieu of or in addition to the Compensation Committee or such other committee(s) or officer(s) to whom administrative authority has been delegated. With respect to any Award to which Section 16 of the Exchange Act applies, the Administrator shall consist of either the Board or a committee of the Board, which committee shall consist of two or more directors, each of whom is intended to be, to the extent required by Rule 16b-3 of the Exchange Act, a “non-employee director” as defined in Rule 16b-3 of the Exchange Act and an “independent director” to the extent required by the rules of the national securities exchange that is the principal trading market for the Common Shares; provided, that with respect to Awards made to a member of the Board who is not an employee of the Company, “Administrator” means the Board. Any member of the Administrator who does not meet the foregoing requirements shall abstain from any decision regarding an Award and shall not be considered a member of the Administrator to the extent required to comply with Rule 16b-3 of the Exchange Act.
“Affiliate” means any entity, whether now or hereafter existing, which controls, is controlled by, or is under common control with, Cresco or any successor to Cresco. For this purpose, “control” (including the correlative meanings of the terms “controlled by” and “under common control with”) shall mean ownership, directly or indirectly, of 50% or more of the total combined voting power of all classes of voting securities issued by such entity, or the possession, directly or indirectly, of the power to direct the management and policies of such entity, by contract or otherwise.
“Award” means any stock option, stock appreciation right, Common Share, Stock Award, Restricted Stock Unit, Performance Share, Performance Unit, and/or Other Stock-Based Award, granted under this Plan.
“Award Agreement” means the written document(s), including an electronic writing acceptable to the Administrator, and any notice, addendum or supplement thereto, memorializing the terms and conditions of an Award granted pursuant to the Plan and which shall incorporate the terms of the Plan.

“Board” means the Board of Directors of Cresco.
“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Toronto.
“Change in Control” means the first of the following to occur: (i) a Change in Ownership of Cresco, (ii) a Change in Effective Control of Cresco, or (iii) a Change in the Ownership of Assets of Cresco, as described herein and construed in accordance with Code section 409A.
(a)A “Change in Ownership of Cresco” shall occur on the date that any one Person acquires, or Persons Acting as a Group acquire, ownership of the capital stock of Cresco that, together with the stock held by such Person or Group, constitutes more than 50% of the total fair market value or total voting power of the capital stock of Cresco. However, if any one Person is, or Persons Acting as a Group are, considered to own more than 50%, on a fully diluted basis, of the total fair market value or total voting power of the capital stock of Cresco, the acquisition of additional stock by the same Person or Persons Acting as a Group is not considered to cause a Change in Ownership of Cresco or to cause a Change in Effective Control of Cresco (as described below). An increase in the percentage of capital stock owned by any one Person, or Persons Acting as a Group, as a result of a transaction in which Cresco acquires its stock in exchange for property will be treated as an acquisition of stock.
(b)A “Change in Effective Control of Cresco” shall occur on the date either (A) a majority of members of Cresco’s Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of Cresco’s Board before the date of the appointment or election, or (B) any one Person, or Persons Acting as a Group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) ownership of stock of Cresco possessing 50% or more of the total voting power of the stock of Cresco.
(c)A “Change in the Ownership of Assets of Cresco” shall occur on the date that any one Person acquires, or Persons Acting as a Group acquire (or has or have acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons), assets from Cresco that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of Cresco immediately before such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of Cresco, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.
The following rules of construction apply in interpreting the definition of Change in Control:
(i)A “Person” means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended, other than employee benefit plans sponsored or maintained by Cresco and by entities controlled by Cresco or an underwriter, initial purchaser or placement agent temporarily holding the capital stock of Cresco pursuant to a registered public offering.
(ii)Persons will be considered to be Persons Acting as a Group (or Group) if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the corporation. If a Person owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such shareholder is considered to be acting as a Group with other shareholders only with respect to the ownership in that corporation before the transaction giving rise to the change and not with respect to the ownership interest in the other corporation. Persons will not be considered to be acting as a Group solely because they purchase assets of the same corporation at the same time or purchase or own stock of the same corporation at the same time, or as a result of the same public offering.
(iii)A Change in Control shall not include a transfer to a related person as described in Code section 409A or a public offering of capital stock of Cresco.
(iv)For purposes of the definition of Change in Control, Section 318(a) of the Code applies to determine stock ownership. Stock underlying a vested option is considered owned by the individual who holds the vested option (and the stock underlying an unvested option is not considered owned by the individual who holds the unvested option). For purposes of the preceding sentence, however, if a vested option is exercisable for stock that is not substantially vested (as defined by Treasury Regulation §1.83-3(b) and (j)), the stock underlying the option is not treated as owned by the individual who holds the option.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor section, regulations and guidance.
“Common Shares” means subordinate voting shares in the capital of Cresco, without par value, including securities of Cresco or its Affiliates that are convertible into or redeemable for subordinate voting shares of Cresco, and any capital securities into which they are converted.
“Company” means Cresco and its Subsidiaries, except where the context otherwise requires. For the avoidance of doubt, for purposes of determining whether a Change in Control has occurred, Company shall mean only Cresco.
“Compensation Committee” means the Compensation Committee of the Board.
“Cresco” has the meaning set forth in Section 1 of the Plan.
“Dividend Equivalent” means a right, granted to a Participant, to receive cash, Common Shares, stock Units or other property equal in value to dividends paid with respect to a specified number of Common Shares.
“Effective Date” has the meaning set forth in Section 1.
“Eligible Individuals” means (i) officers and employees of Cresco or any of its Subsidiaries, (ii) members of the Board, and (iii) other individuals, including non-employee directors and consultants, who are natural persons providing bona fide services to or for, Cresco or any of its Subsidiaries, provided that such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for Cresco’s securities.
“Exchange” means the Canadian Stock Exchange or any such exchange in Canada or the United States on which Common Shares are listed and posted for trading.
“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto. Reference to any specific section of the Exchange Act shall be deemed to include such regulations and guidance issued thereunder, as well as any successor section, regulations and guidance.
“Fair Market Value” means, on a per share basis as of any date, unless otherwise determined by the Administrator:
(a)if the principal market for the Common Shares (as determined by the Administrator if the Common Shares are listed or admitted to trading on more than one exchange or market) is a national securities exchange or an established securities market, the official closing price per Common Share for the regular market session on that date on the principal exchange or market on which the Common Shares are then listed or admitted to trading or, if no sale is reported for that date, on the last preceding day on which a sale was reported, all as reported by such source as the Administrator may select;
(b)if the principal market for the Common Shares is not a national securities exchange or an established securities market, but the Common Shares are quoted by a national quotation system, the average of the highest bid and lowest asked prices for the Common Shares on that date as reported on a national quotation system or, if no prices are reported for that date, on the last preceding day on which prices were reported, all as reported by such source as the Administrator may select; or
(c)if the Common Shares are neither listed or admitted to trading on a national securities exchange or an established securities market, nor quoted by a national quotation system, the value determined by the Administrator in good faith by the reasonable application of a reasonable valuation method, which method may, but need not, include taking into account an appraisal of the fair market value of the Common Shares conducted by a nationally recognized appraisal firm selected by the Administrator.
Notwithstanding the preceding, for foreign, federal, state and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and non-discriminatory standards adopted by it from time to time.

“Full Value Award” means an Award that results in Cresco transferring the full value of a Common Share under the Award, whether or not an actual share of stock is issued. Full Value Awards shall include, but are not limited to, stock awards, stock units, Performance Shares, Performance Units that are payable in Common Shares, and Other Stock-Based Awards for which Cresco transfers the full value of a Common Share under the Award, but shall not include Dividend Equivalents.
“Incentive Stock Option” means any stock option that is designated, in the applicable Award Agreement or the resolutions of the Administrator under which the stock option is granted, as an “incentive stock option” within the meaning of Section 422 of the Code and otherwise meets the requirements to be an “incentive stock option” set forth in Section 422 of the Code.
“Non-qualified Option” means any stock option that is not an Incentive Stock Option.
“Other Stock-Based Award” means an Award of Common Shares or any other Award that is valued in whole or in part by reference to, or is otherwise based upon, Common Shares, including without limitation, Dividend Equivalents.
“Participant” means an Eligible Individual to whom one or more Awards are or have been granted pursuant to the Plan and have not been fully settled or cancelled and, following the death of any such person, his successors, heirs, executors and administrators, as the case may be.
“Performance Award” means an Award, the grant, vesting, lapse of restrictions or settlement of which is conditioned upon the achievement of Performance Objectives over a specified Performance Period and includes, without limitation, Performance Shares and Performance Units.
“Performance Objective “ means those objectives established by the Administrator based on Performance Metrics or other performance criteria selected by the Administrator.
“Performance Period” means that period established by the Administrator during which any Performance Objective specified by the Administrator with respect to such Award are to be measured.
“Performance Metrics” means criteria established by the Administrator relating to any of the following, as it may apply to an individual, one or more business units, divisions, or Affiliates, or on a company-wide basis, and in absolute terms, relative to a base period, or relative to the performance of one or more comparable companies, peer groups, or an index covering multiple companies:
(a)Earnings or Profitability Metrics: any derivative of revenue; earnings/loss (gross, operating, net, or adjusted); earnings/loss before interest and taxes (“EBIT”); earnings/loss before interest, taxes, depreciation and amortization (“EBITDA”); profit margins; operating margins; expense levels or ratios; provided that any of the foregoing metrics may be adjusted to eliminate the effect of any one or more of the following: interest expense, asset impairments or investment losses, early extinguishment of debt or stock-based compensation expense;
(b)Return Metrics: any derivative of return on investment, assets, equity or capital (total or invested);
(c)Investment Metrics: relative risk-adjusted investment performance; investment performance of assets under management;
(d)Cash Flow Metrics: any derivative of operating cash flow; cash flow sufficient to achieve financial ratios or a specified cash balance; free cash flow; cash flow return on capital; net cash provided by operating activities; cash flow per share; working capital;
(e)Liquidity Metrics: any derivative of debt leverage (including debt to capital, net debt-to-capital, debt-to-EBITDA or other liquidity ratios);
(f)Stock Price and Equity Metrics: any derivative of return on shareholders’ equity; total shareholder return; stock price; stock price appreciation; market capitalization; earnings/loss per share (basic or diluted) (before or after taxes);
(g)Strategic Metrics: product research and development; completion of an identified special project; clinical trials; regulatory filings or approvals; patent application or issuance; manufacturing or process development; sales or net sales; market share; market penetration; economic value added; customer service; customer satisfaction; inventory control; balance of cash, cash equivalents and marketable securities; growth in assets; key hires; employee satisfaction; employee retention;

business expansion; acquisitions, divestitures, joint ventures or financing; legal compliance or safety and risk reduction;
(h)Any personal performance objective as determined by the Administrator; and/or
(i)Any other business or economic criteria determined in advance and in writing by the Administrator.
“Performance Shares” means a grant of stock or stock Units the issuance, vesting or payment of which is contingent on performance as measured against Performance Objectives over a specified Performance Period.
“Performance Units” means a grant of Canadian dollar-denominated Units the value, vesting or payment of which is contingent on performance against Performance Objectives over a specified Performance Period.
“Plan” means the Cresco Labs Inc. 2018 Long-Term Incentive Plan, as set forth herein and as it may be amended from time to time.
“Restricted Stock” means an Award of Common Shares to a Participant that may be subject to certain transferability and other restrictions and to a risk of forfeiture (including by reason of not satisfying any applicable Performance Objective).
“Restricted Stock Unit” means a right granted to a Participant to receive Common Shares or cash at the end of a specified deferral period, which right may be conditioned on the satisfaction of certain requirements (including the satisfaction of applicable Performance Objectives).
“Restriction Period” means, with respect to Full Value Awards, the period commencing on the date of grant of such Award to which vesting or transferability and other restrictions and a risk of forfeiture apply and ending upon the expiration of the applicable vesting conditions, transferability and other restrictions and lapse of risk of forfeiture and/or the achievement of the applicable Performance Objective (it being understood that the Administrator may provide that vesting shall occur and/or restrictions shall lapse with respect to portions of the applicable Award during the Restriction Period in accordance with Section 7(b)).
“Subsidiary” means any corporation or other entity in an unbroken chain of corporations or other entities beginning with Cresco if each of the corporations or other entities, or group of commonly controlled corporations or other entities, other than the last corporation or other entity in the unbroken chain then owns stock or other equity interests possessing 50% or more of the total combined voting power of all classes of stock or other equity interests in one of the other corporations or other entities in such chain; provided, however, that solely for purposes of determining whether a Participant has a Termination of Service that is a “separation from service” within the meaning of Section 409A of the Code or whether an Eligible Individual is eligible to be granted an Award that in the hands of such Eligible Individual would constitute a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, a “Subsidiary” of a corporation or other entity means all other entities with which such corporation or other entity would be considered a single employer under Sections 414(b) or 414(c) of the Code.
“Tax Withholding Obligation” means any federal, state, province, local or foreign (non-United States) income, employment or other tax or social insurance contribution required by applicable law to be withheld in respect of Awards.
“Termination of Service” means the termination of the Participant’s employment or consultancy with, or performance of services for, Cresco and its Subsidiaries. Temporary absences from employment because of illness, vacation or leave of absence and transfers among Cresco and its Subsidiaries shall not be considered Terminations of Service. With respect to any Award that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, “Termination of Service” shall mean a “separation from service” as defined under Section 409A of the Code to the extent required by Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income pursuant to Section 409A of the Code. A Participant has a separation from service within the meaning of Section 409A of the Code if the Participant terminates employment with Cresco and all Subsidiaries for any reason. A Participant will generally be treated as having terminated employment with Cresco and all Subsidiaries as of a certain date if the Participant and the entity that employs the Participant reasonably anticipate that the Participant will perform no further services for Cresco or any Subsidiary after such date or that the level of bona fide services that the Participant will perform after such date (whether as an employee or an independent contractor) will permanently decrease to no more than 20 percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services if the Participant has been providing services for fewer than 36 months); provided, however, that the employment relationship is treated as continuing while the Participant is on military leave, sick leave or other bona fide leave of absence if the period of leave does not exceed six months or, if longer, so long as the Participant retains the right to reemployment with Cresco or any Subsidiary.

“Total and Permanent Disability” means, with respect to a Participant, except as otherwise provided in the relevant Award Agreement, that a Participant is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to last until the Participant’s death or result in death, or (ii) determined to be totally disabled by the Social Security Administration or other governmental or quasi-governmental body that administers a comparable social insurance program outside of the United States in which the Participant participates and which conditions the right to receive benefits under such program on the Participant being unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to last until the Participant’s death or result in death. The Administrator shall have sole authority to determine whether a Participant has suffered a Total and Permanent Disability and may require such medical or other evidence as it deems necessary to judge the nature and permanency of the Participant’s condition.
“Unit” means a bookkeeping entry used by Cresco to record and account for the grant of the following types of Awards until such time as the Award is paid, cancelled, forfeited or terminated, as the case may be: deferred Common Shares, Restricted Stock Units, Performance Units, and Performance Shares that are expressed in terms of units of Common Shares.
4.Administration.
(a)Administration of the Plan. The Plan shall be administered by the Administrator.
(b)Powers of the Administrator. The Administrator shall, except as otherwise provided under the Plan, have full authority, in its sole and absolute discretion, to grant Awards pursuant to the terms of the Plan to Eligible Individuals and to take all other actions necessary or desirable to carry out the purpose and intent of the Plan. Among other things, the Administrator shall have the authority, in its sole and absolute discretion, subject to the terms and conditions of the Plan to:
(i)determine the Eligible Individuals to whom, and the time or times at which, Awards shall be granted;
(ii)determine the types of Awards to be granted any Eligible Individual;
(iii)determine the number of Common Shares to be covered by or used for reference purposes for each Award or the value to be transferred pursuant to any Award;
(iv)determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (A) the purchase price of any Common Shares, (B) the method of payment for shares purchased pursuant to any Award, (C) the method for satisfying any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of Common Shares, (D) subject to Section 5(f) and 7(b), the timing, terms and conditions of the exercisability, vesting or payout of any Award or any shares acquired pursuant thereto, (E) the Performance Objective applicable to any Award and the extent to which such Performance Objective has been attained, (F) the time of the expiration of any Award, (G) the effect of the Participant’s Termination of Service on any of the foregoing, and (H) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto as the Administrator shall consider to be appropriate and not inconsistent with the terms of the Plan;
(v)subject to Sections 7(f), 10(c) and 15, modify, amend or adjust the terms and conditions of any Award;
(vi)subject to Section 7(b), accelerate or otherwise change the time at or during which an Award may be exercised or becomes payable and waive or accelerate the lapse, in whole or in part, of any restriction, condition or risk of forfeiture with respect to such Award; provided, however, that, except in connection with death, disability or a Change in Control, no such change, waiver or acceleration shall be made to any Award that is considered “deferred compensation” within the meaning of Section 409A of the Code if the effect of such action is inconsistent with Section 409A of the Code;
(vii)determine whether an Award will be paid or settled in cash, Common Shares, or in any combination thereof and whether, to what extent and under what circumstances cash or Common Shares payable with respect to an Award shall be deferred either automatically or at the election of the Participant;

(viii)for any purpose, including but not limited to, qualifying for preferred or beneficial tax treatment, accommodating the customs or administrative challenges or otherwise complying with the tax, accounting or regulatory requirements of one or more jurisdictions, adopt, amend, modify, administer or terminate sub-plans, appendices, special provisions or supplements applicable to Awards regulated by the laws of a particular jurisdiction, which sub-plans, appendices, supplements and special provisions may take precedence over other provisions of the Plan, and prescribe, amend and/or rescind rules and regulations relating to such sub-plans, supplements and/or special provisions;
(ix)establish any “blackout” period, during which transactions affecting Awards may not be effected, that the Administrator in its sole discretion deems necessary or advisable;
(x)determine the Fair Market Value of Common Shares or other property for any purpose under the Plan or any Award;
(xi)administer, construe and interpret the Plan, Award Agreements and all other documents relevant to the Plan and Awards issued thereunder, and decide all other matters to be determined in connection with an Award;
(xii)establish, amend, rescind and interpret such administrative rules, regulations, agreements, guidelines, instruments and practices for the administration of the Plan and for the conduct of its business as the Administrator deems necessary or advisable;
(xiii)correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement in the manner and to the extent the Administrator shall consider it desirable to carry it into effect; and
(xiv)specify that vesting conditions in respect of Awards shall not extend beyond applicable limitations such that the Award complies at all times with the exception in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada) or comparable legislation of any jurisdiction; and
(xv)otherwise administer the Plan and all Awards granted under the Plan.
(c)Delegation of Administrative Authority. The Administrator may designate officers or employees of the Company to assist the Administrator in the administration of the Plan and, to the extent permitted by applicable law and stock exchange rules, the Administrator may delegate to officers or other employees of the Company any of the Administrator’s duties and powers under the Plan, subject to such conditions and limitations as the Administrator shall prescribe, including without limitation the authority to execute agreements or other documents on behalf of the Administrator; provided, however, that such delegation of authority shall not extend to the granting of, or exercise of discretion with respect to, Awards to Eligible Individuals who are officers under Section 16 of the Exchange Act.
(d)Non-Uniform Determinations. The Administrator’s determinations under the Plan (including without limitation, determinations of the persons to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the Award Agreements evidencing such Awards, and the ramifications of a Change in Control upon outstanding Awards) need not be uniform and may be made by the Administrator selectively among Awards or persons who receive, or are eligible to receive, Awards under the Plan, whether or not such persons are similarly situated.
(e)Limited Liability; Advisors. To the maximum extent permitted by law, no member of the Administrator shall be liable for any action taken or decision made in good faith relating to the Plan or any Award thereunder. The Administrator may employ counsel, consultants, accountants, appraisers, brokers or other persons. The Administrator, Cresco, and the officers and directors of Cresco shall be entitled to rely upon the advice, opinions or valuations of any such persons.
(f)Indemnification. To the maximum extent permitted by law, by Cresco’s constating documents, and by any directors’ and officers’ liability insurance coverage which may be in effect from time to time, the members of the Administrator and any agent or delegate of the Administrator who is a director, officer or employee of Cresco or an Affiliate shall be indemnified by Cresco against any and all liabilities and expenses to which they may be subjected by reason of any act or failure to act with respect to their duties on behalf of the Plan.

(g)Effect of Administrator’s Decision. All actions taken and determinations made by the Administrator on all matters relating to the Plan or any Award pursuant to the powers vested in it hereunder shall be in the Administrator’s sole and absolute discretion, unless in contravention of any express term of the Plan, including, without limitation, any determination involving the appropriateness or equitableness of any action. All determinations made by the Administrator shall be conclusive, final and binding on all parties concerned, including Cresco, its shareholders, any Participants and any other employee, consultant, or director of Cresco and its Subsidiaries, and their respective successors in interest. No member of the Administrator, nor any director, officer, employee or representative of Cresco shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or Awards.
5.Shares.
Number of Shares Available for Awards. Subject to adjustment as provided in Section 5(b), the number of Common Shares issuable pursuant to Awards that may be granted under the Plan shall be equal to the greater of (i) 10% of the issued and outstanding Common Shares, on a rolling basis, and (ii) the sum of (x) 10% of the issued and outstanding Common Shares as of the Effective Date plus (y) 20,000,000 additional Common Shares; provided that if the amount determined in accordance with clause (i) is at any time greater than or equal to the amount determined in accordance with clause (ii), then the share pool shall thereafter be the equal to 10% of the issued and outstanding Common Shares, on a rolling basis (the “Share Pool”). Subject to applicable law, the requirements of the Exchange and any shareholder or other approval which may be required, the Administrator may in its discretion amend the Plan to increase such limit without notice to any Participants.
(a)Adjustments. On and after the Effective Date, the Share Pool shall be adjusted, in addition to any adjustments to be made pursuant to Section 10 of the Plan, as follows:
(i)The Share Pool shall be reduced, on the date of grant, by one share for each stock option or stock appreciation right granted under the Plan and by one share for each other Award (other than cash denominated Units) granted under the Plan; provided that Awards that are valued by reference to Common Shares but are required to be paid in cash pursuant to their terms shall not reduce the Share Pool, and further provided that, Awards denominated in cash that are paid in Common Shares shall cause the Share Pool to be reduced by one share for each Common Share issued as of the date of such issuance;
(ii)If and to the extent options or stock appreciation rights originating from the Share Pool terminate, expire, or are canceled, forfeited, exchanged, or surrendered without having been exercised, or if any other Awards are forfeited, the Common Shares subject to such Awards shall again be available for Awards under the Share Pool, and shall increase the Share Pool by one share for each stock option or stock appreciation right and one share for each other Award issued in connection with such Award or by which the Award is valued by reference;
(iii)Notwithstanding the foregoing, the following Common Shares shall not become available for issuance under the Plan: (A) shares tendered by Participants, or withheld by the Company, as full or partial payment to the Company upon the exercise of stock options granted under the Plan, until such Shares are cancelled; (B) shares reserved for issuance upon the grant of stock appreciation rights, to the extent the number of reserved shares exceeds the number of shares actually issued upon the exercise of the stock appreciation rights; and (C) shares withheld by, or otherwise remitted to, the Company to satisfy a Participant’s tax withholding obligations upon the lapse of restrictions on stock awards or the exercise of stock options or stock appreciation rights granted under the Plan, until such Shares are cancelled.
(iv)Awards granted pursuant to Section 12, subject to the provisions thereof, shall not reduce the Share Pool.
(b)ISO Limit. Subject to adjustment pursuant to Section 10 of the Plan, the maximum number of Common Shares that may be issued pursuant to stock options granted under the Plan that are intended to qualify as Incentive Stock Options within the meaning of Section 422 of the Code shall be determined by the Board from time to time.
(c)Source of Shares. The Common Shares with respect to which Awards may be made under the Plan shall be shares authorized by Cresco for issuance but unissued, or issued and reacquired, including without limitation shares purchased in the open market or in private transactions.
(d)Stock Exchange Limits.

(i)The number of Common Shares subject to Awards granted to any one Participant shall be determined by the Board, but no one Participant shall be granted Awards which exceed, in aggregate, the maximum number permitted by the Exchange, if applicable.
(ii)Subject to the aggregate limit and adjustment provisions in Section 5 of this Plan, the aggregate number of Common Shares that may be issued pursuant to the exercise of Awards under the Plan and all other security-based compensation arrangements of the Company are subject to the following additional limitations:
A.in the aggregate, Awards representing no more than 5% of the issued and outstanding Common Shares may be issuable to any one Participant at the time of the adoption of this Plan; and
B.the number of Common Shares subject to Awards granted within any one year period cannot exceed 10% of the issued and outstanding Common Shares.
6.Participation.
Participation in the Plan shall be open to all Eligible Individuals, as may be selected by the Administrator from time to time.
7.Awards.
(a)Awards, In General. The Administrator, in its sole discretion, shall establish the terms of all Awards granted under the Plan consistent with the terms of the Plan. Awards may be granted individually or in tandem with other types of Awards, concurrently with or with respect to outstanding Awards. All Awards are subject to the terms and conditions of the Plan and as provided in the Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. Unless otherwise specified by the Administrator, in its sole discretion, or otherwise provided in the Award Agreement, an Award shall not be effective unless the Award Agreement is signed or otherwise accepted by Cresco and the Participant receiving the Award (including by electronic delivery and/or electronic signature). Unless the Administrator determines otherwise, any failure by the Participant to sign and return the Award Agreement within such period of time following the granting of the Award as the Administrator shall prescribe shall cause such Award to the Participant to be null and void. The Administrator may direct that any stock certificate evidencing shares issued pursuant to the Plan shall bear a legend setting forth such restrictions on transferability as may apply to such shares pursuant to the Plan.
(b)Minimum Restriction Period. Except as provided below, each Award granted under the Plan shall be subject to a minimum Restriction Period of 12 months from the date of grant. Except as provided below, the Administrator shall not have discretionary authority to waive the minimum Restriction Period applicable to an Award, except in the case of death, disability, retirement, termination of employment subject to a release of claims, or a Change in Control. Notwithstanding the foregoing, the provisions of this Section 7(b) shall not apply and/or may be waived by the Administrator with respect to (A) up to the number of Full Value Awards that is equal to 10% of the aggregate Share Pool as of the Effective Date, (B) an Award that is granted in lieu of cash compensation foregone at the election of an Eligible Individual, (C) Substitute Awards, which in each case of (A) through (C) may have no Restriction Period or a Restriction Period which lapses in full prior to a Participant’s completion of less than one (1) year of service following the grant date. Notwithstanding the forgoing, Awards to a member of the Board who is not a Company employee that are granted on or about the annual stockholders’ meeting may vest at the next annual stockholders’ meeting even if such period between the two meetings is less than one (1) year.
(c)Stock Options.
(i)Grants. A stock option means a right to purchase a specified number of Common Shares from Cresco at a specified price during a specified period of time. The Administrator may from time to time grant to Eligible Individuals Awards of Incentive Stock Options or Non-qualified Options; provided, however, that Awards of Incentive Stock Options shall be limited to employees of Cresco or of any current or hereafter existing “parent corporation” or “subsidiary corporation,” as defined in Sections 424(e) and 424(f) of the Code, respectively, of Cresco, and any other Eligible Individuals who are eligible to receive Incentive Stock Options under the provisions of Section 422 of the Code. No stock option shall be an Incentive Stock Option unless so designated by the Administrator at the time of grant or in the applicable Award Agreement.
(ii)Exercise. Stock options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that Awards of stock options may not have a term in excess of ten years’ duration unless required otherwise by applicable law. The exercise price per share subject to a stock option granted under the Plan shall not be less than the Fair Market Value of one Common Share on the date of grant of the stock option, except as provided under applicable law (and, to the extent applicable, consistent with IRS Treas. Regulation Section 1.409A-1(b)(5)(iv)(A)) or with respect to stock options that are granted in substitution of similar types of awards of a company acquired by Cresco or a Subsidiary or with which Cresco or a Subsidiary combines (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) to preserve the intrinsic value of such awards. Should the expiry date of a stock option fall within a period during which the relevant Participant is prohibited from exercising a Non-qualified Option due to trading restrictions imposed by the Company pursuant to any policy of the Company respecting restrictions on trading that is in effect at that time (a “blackout period”) or within nine Business Days following the expiration of a blackout period, such expiry date of the Non-qualified Option shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the blackout period (but not beyond the first to occur of the original term of the option or the 10th anniversary of the original grant date of the option), such tenth Business Day to be considered the expiry date for such Non-qualified Option for all purposes under the Plan. The ten Business Day period referred to in this paragraph may not be extended by the Board.
(iii)Payment. The Administrator shall determine the methods by which the exercise price of a stock option may be paid, the form of payment, and the methods by which Common Shares shall be delivered or deemed to be delivered to Participants. Payment of the exercise price of a stock option shall be made in cash, provided that, as determined by the Administrator at or after the grant date, payment of the exercise price of a stock option may be made, in whole or in part, in the form of (i) cash or cash equivalents, (ii) delivery (by either actual delivery or attestation) of previously-acquired Common Shares based on the Fair Market Value of the Common Shares on the date the stock option is exercised, (iii) withholding of Common Shares from the stock option based on the Fair Market Value of the Common Shares on the date the stock option is exercised, (iv) broker-assisted market sales, or (v) any other “cashless exercise” arrangement.
(iv)Termination of Service. Except as provided in the applicable Award Agreement or otherwise determined by the Administrator, to the extent stock options are not vested and exercisable, a Participant’s stock options shall be forfeited upon his or her Termination of Service.
(v)Additional Terms and Conditions. The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of stock options, provided they are not inconsistent with the Plan.
(d)Limitation on Reload Options. The Administrator shall not grant stock options under this Plan that contain a reload or replenishment feature pursuant to which a new stock option would be granted automatically upon receipt of delivery of Common Shares to Cresco in payment of the exercise price or any tax withholding obligation under any other stock option.
(e)Stock Appreciation Rights.
(i)Grants. The Administrator may from time to time grant to Eligible Individuals Awards of stock appreciation rights. A stock appreciation right entitles the Participant to receive, subject to the provisions of the Plan and the Award Agreement, a payment having an aggregate value equal to the product of (i) the excess of (A) the Fair Market Value on the exercise date of one Common Share over (B) the base price per share specified in the Award Agreement, times (ii) the number of shares specified by the stock appreciation right, or portion thereof, which is exercised. The base price per share specified in the Award Agreement shall not be less than the Fair Market Value on the date of grant (or as otherwise determined by the Administrator and, to the extent applicable, consistent with IRS Treas. Regulation Section 1.409A-1(b)(5)(iv)(A)), or with respect to stock appreciation rights that are granted in substitution of similar types of awards of a company acquired by Cresco or a Subsidiary or with which Cresco or a Subsidiary combines (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) such base price as is necessary to preserve the intrinsic value of such awards.
(ii)Exercise. Stock appreciation rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that stock appreciation rights granted under the Plan may not have a term in excess of ten years’ duration unless required otherwise by applicable law. The applicable Award Agreement shall specify whether payment by Cresco of the amount receivable upon any exercise of a stock appreciation right is to be made in cash or Common Shares or a combination of both, or shall reserve to the Administrator or the Participant the right to make that determination prior to or upon the exercise of the stock appreciation right. If upon the exercise of a stock appreciation right a Participant is to receive a portion of such payment in Common Shares, the number of shares shall be determined by dividing such portion by the Fair Market Value of a Common Share on the exercise date. No fractional shares shall be used for such payment and the Administrator shall determine whether cash shall be given in lieu of such fractional shares or whether such fractional shares shall be eliminated.
(iii)Termination of Service. Except as provided in the applicable Award Agreement or otherwise determined by the Administrator, to the extent stock appreciation rights are not vested and exercisable, a Participant’s stock appreciation rights shall be forfeited upon his or her Termination of Service.
(iv)Additional Terms and Conditions. The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of stock appreciation rights, provided they are not inconsistent with the Plan.
(f)Repricing. Notwithstanding anything herein to the contrary, except in connection with a corporate transaction involving Cresco (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of options and stock appreciation rights granted under the Plan may not be amended, after the date of grant, to reduce the exercise price of such options or stock appreciation rights, nor may outstanding options or stock appreciation rights be canceled in exchange for (i) cash, (ii) options or stock appreciation rights with an exercise price or base price that is less than the exercise price or base price of the original outstanding options or stock appreciation rights, or (iii) other Awards, unless such action is approved by Cresco’s shareholders.
(g)Stock Awards.
(i)Grants. The Administrator may from time to time grant to Eligible Individuals Awards of unrestricted Common Shares or Restricted Stock (collectively, “Stock Awards”) on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law, as the Administrator shall determine, subject to the limitations set forth in Section 7(b). Stock Awards shall be evidenced in such manner as the Administrator may deem appropriate, including via book-entry registration.
(ii)Vesting. Restricted Stock shall be subject to such vesting, restrictions on transferability and other restrictions, if any, and/or risk of forfeiture as the Administrator may impose at the date of grant or thereafter. The Restriction Period to which such vesting, restrictions and/or risk of forfeiture apply may lapse under such circumstances, including without limitation upon the attainment of any applicable Performance Objective, in such installments, or otherwise, as the Administrator may determine. Subject to the provisions of the Plan, the applicable Award Agreement and applicable law, during the Restriction Period, the Participant shall not be permitted to vote sell, assign, transfer, pledge or otherwise encumber shares of Restricted Stock.
(iii)Rights of a Shareholder; Dividends. Except to the extent restricted under the Award Agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a shareholder of Common Shares including, without limitation, the right to vote Restricted Stock upon the expiry of the Restriction Period. Subject to shareholder approval, cash dividends declared payable on Common Shares shall be paid, with respect to outstanding Restricted Stock, as determined by the Administrator, and shall be paid in cash or as unrestricted Common Shares having a Fair Market Value equal to the amount of such dividends or may be reinvested in additional shares of Restricted Stock as determined by the Administrator; provided, however, that dividends declared payable on Restricted Stock that is granted as a Performance Award shall be held by Cresco and made subject to forfeiture at least until achievement of the applicable Performance Goal related to such shares of Restricted Stock. Stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Common Shares or other property has been distributed. As soon as is practicable following the date on which restrictions on any shares of Restricted Stock lapse, Cresco shall deliver to the Participant the certificates for such shares or shall cause the shares to be registered in the Participant’s name in book-entry form, in either case with the restrictions removed, provided that the Participant shall have complied with all conditions for delivery of such shares contained in the Award Agreement or otherwise reasonably required by Cresco.
(iv)Termination of Service. Except as provided in the applicable Award Agreement, upon Termination of Service during the applicable Restriction Period, Restricted Stock and any accrued but unpaid dividends that are at that time subject to restrictions shall be forfeited; provided that, subject to the limitations set forth in Section 7(b), the Administrator may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of Restricted Stock.
(v)Additional Terms and Conditions. The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of Restricted Stock, provided they are not inconsistent with the Plan.
(h)Stock Units.
(i)Grants. The Administrator may from time to time grant to Eligible Individuals Awards of unrestricted Common Share Units or Restricted Stock Units on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law, as the Administrator shall determine, subject to the limitations set forth in Section 7(b). Restricted Stock Units represent a contractual obligation by Cresco to deliver a number of Common Shares, an amount in cash equal to the Fair Market Value of the specified number of shares subject to the Award, or a combination of Common Shares and cash, in accordance with the terms and conditions set forth in the Plan and any applicable Award Agreement.
(ii)Vesting and Payment. Restricted Stock Units shall be subject to such vesting, risk of forfeiture and/or payment provisions as the Administrator may impose at the date of grant. The Restriction Period to which such vesting and/or risk of forfeiture apply may lapse under such circumstances, including without limitation upon the attainment of any applicable Performance Objective, in such installments, or otherwise, as the Administrator may determine. Common Shares, cash or a combination of Common Shares and cash, as applicable, payable in settlement of Restricted Stock Units shall be delivered to the Participant as soon as administratively practicable, but no later than 30 days, after the date on which payment is due under the terms of the Award Agreement provided that the Participant shall have complied with all conditions for delivery of such shares or payment contained in the Award Agreement or otherwise reasonably required by Cresco, or in accordance with an election of the Participant, if the Administrator so permits, that meets the requirements of Section 409A of the Code.
(iii)No Rights of a Shareholder; Dividend Equivalents. Until Common Shares are issued to the Participant in settlement of stock Units, the Participant shall not have any rights of a shareholder of Cresco with respect to the stock Units or the shares issuable thereunder. The Administrator may grant to the Participant the right to receive Dividend Equivalents on stock Units, on a current, reinvested and/or restricted basis, subject to such terms as the Administrator may determine provided, however, that Dividend Equivalents payable on stock Units that are granted as a Performance Award shall, rather than be paid on a current basis, be accrued and made subject to forfeiture at least until achievement of the applicable Performance Goal related to such stock Units.
(iv)Termination of Service. Upon Termination of Service during the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of Common Shares or cash to which such Restricted Stock Units relate, all Restricted Stock Units and any accrued but unpaid Dividend Equivalents with respect to such Restricted Stock Units that are then subject to deferral or restriction shall be forfeited; provided that, subject to the limitations set forth in Section 7(b), the Administrator may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units will be waived in whole or in part in the event of termination resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of Restricted Stock Units.
(v)Additional Terms and Conditions. The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of stock Units, provided they are not inconsistent with the Plan.
(i)Performance Shares and Performance Units.
(i)Grants. The Administrator may from time to time grant to Eligible Individuals Awards in the form of Performance Shares and Performance Units. Performance Shares, as that term is used in this Plan, shall refer to Common Shares or Units that are expressed in terms of Common Shares, the issuance, vesting, lapse of restrictions on or payment of which is contingent on performance as measured against Performance Objectives over a specified Performance Period. Performance Units, as that term is used in this Plan, shall refer to Canadian dollar-denominated Units established by the Administrator, the issuance, vesting, lapse of restrictions on or payment of which is contingent on performance as measured against Performance Objectives over a specified Performance Period. The applicable Award Agreement shall specify whether Performance Shares and Performance Units will be settled or paid in cash or Common Shares or a combination of both, or shall reserve to the Administrator or the Participant the right to make that determination prior to or at the payment or settlement date.
(ii)Performance Objectives. The Administrator shall, prior to or at the time of grant, condition the grant, vesting or payment of, or lapse of restrictions on, an Award of Performance Shares or Performance Units upon (A) the attainment of one or more Performance Objectives during a Performance Period or (B) the attainment of Performance Objectives and the continued service of the Participant. The length of the Performance Period, the Performance Objective(s) to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Objective(s) have been attained shall be conclusively determined by the Administrator in the exercise of its absolute discretion. Performance Objectives may include minimum, maximum and target levels of performance, with the size of the Award or payout of Performance Shares or Performance Units or the vesting or lapse of restrictions with respect thereto based on the level attained. An Award of Performance Shares or Performance Units shall be settled as and when the Award vests or at a later time specified in the Award Agreement or in accordance with an election of the Participant, if the Administrator so permits, that meets the requirements of Section 409A of the Code.
(iii)Additional Terms and Conditions. The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of Performance Shares or Performance Units, provided they are not inconsistent with the Plan.
(j)Other Stock-Based Awards. The Administrator may from time to time grant to Eligible Individuals Awards in the form of Other Stock-Based Awards. Other Stock-Based Awards in the form of Dividend Equivalents may be (A) awarded on a free-standing basis or in connection with another Award other than a stock option or stock appreciation right, (B) paid currently or credited to an account for the Participant, including the reinvestment of such credited amounts in Common Shares equivalents, to be paid on a deferred basis, and (C) settled in cash or Common Shares as determined by the Administrator; provided, however, that Dividend Equivalents payable on Other Stock-Based Awards that are granted as a Performance Award shall, rather than be paid on a current basis, be accrued and made subject to forfeiture at least until achievement of the applicable

Performance Goal related to such Other Stock-Based Awards. Any such settlements, and any such crediting of Dividend Equivalents, may be subject to such conditions, restrictions and contingencies as the Administrator shall establish.
(k)Awards to Participants Outside the United States. The Administrator may grant Awards to Eligible Individuals who are foreign nationals, who are located outside Canada or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause Cresco or a Subsidiary to be subject to) tax, legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable in order that any such Award shall conform to laws, regulations, and customs of the country or jurisdiction in which the Participant is then resident or primarily employed or to foster and promote achievement of the purposes of the Plan.
(l)Limitation on Dividend Reinvestment and Dividend Equivalents. Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Common Shares with respect to dividends to Participants holding Awards of stock Units, shall only be permissible if sufficient shares are available under the Share Pool for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient shares are not available under the Share Pool for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of stock Units equal in number to the Common Shares that would have been obtained by such payment or reinvestment, the terms of which stock Units shall provide for settlement in cash and for Dividend Equivalent reinvestment in further stock Units on the terms contemplated by this Section 7(m).
8.Withholding of Taxes.
Participants and holders of Awards shall pay to Cresco or its Subsidiary, or make arrangements satisfactory to the Administrator for payment of, any Tax Withholding Obligation in respect of Awards granted under the Plan no later than the date of the event creating the tax or social insurance contribution liability. The obligations of Cresco under the Plan shall be conditional on such payment or arrangements. Unless otherwise determined by the Administrator, and subject always to applicable law, Tax Withholding Obligations may be settled at the sole discretion of the Administrator in whole or in part through the sale by Cresco on behalf of the participant such number of Common Shares underlying any particular Award, including unrestricted outstanding shares surrendered to Cresco and unrestricted shares that are part of the Award that gives rise to the Tax Withholding Obligation, having a Fair Market Value on the date of surrender or withholding equal to the statutory minimum amount (or such greater amount permitted under FASB Accounting Standards Codification Topic 718, Compensation — Stock Compensation, for equity-classified awards) required to be withheld for tax or social insurance contribution purposes, all in accordance with such procedures as the Administrator establishes. Cresco or its Subsidiary may deduct, to the extent permitted by law, any such Tax Withholding Obligations from any payment of any kind otherwise due to the Participant or holder of an Award.
9.Transferability of Awards.
(a)Requirement for Administrator Permission. Except as otherwise determined by the Administrator, and in any event in the case of an Incentive Stock Option or a tandem stock appreciation right granted with respect to an Incentive Stock Option, no Award granted under the Plan shall be transferable by a Participant otherwise than by will or the laws of descent and distribution. The Administrator shall not permit any transfer of an Award for value except to the Company or in connection with a Change in Control. An Award may be exercised during the lifetime of the Participant, only by the Participant or, during the period the Participant is under a legal disability, by the Participant’s guardian or legal representative, unless otherwise determined by the Administrator. Awards granted under the Plan shall not be subject in any manner to alienation, anticipation, sale, transfer, assignment, pledge, or encumbrance, except as otherwise determined by the Administrator; provided, however, that the restrictions in this sentence shall not apply to the Common Shares received in connection with an Award after the date that the restrictions on transferability of such shares set forth in the applicable Award Agreement have lapsed. Nothing in this paragraph shall be interpreted or construed as overriding the terms of any Cresco stock ownership or retention policy, now or hereafter existing, that may apply to the Participant or Common Shares received under an Award.
(b)Administrator Discretion to Permit Transfers Other Than For Value. Except as otherwise restricted by applicable law, the Administrator may, but need not, permit an Award, other than an Incentive Stock Option or a tandem stock appreciation right granted with respect to an Incentive Stock Option, to be transferred to a Participant’s Family Member (as defined below) as a gift or pursuant to a domestic relations order in settlement of marital property rights. The Administrator shall not permit any transfer of an Award for value except to the Company or in connection with a Change in Control. For purposes of this Section 9, “Family Member” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent (50%) of the voting interests. The following transactions are not prohibited transfers for value: (i) a transfer under a domestic relations order in settlement of marital property rights; and (ii) a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Participant) in exchange for an interest in that entity.
10.Adjustments for Corporate Transactions and Other Events.
(a)Mandatory Adjustments. In the event of a merger, consolidation, stock rights offering, statutory share exchange or similar event affecting Cresco (each, a “Corporate Event”) or a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination or subdivision, or recapitalization or similar event affecting the capital structure of Cresco (each, a “Share Change”) that occurs at any time after adoption of this Plan by the Board (including any such Corporate Event or Share Change that occurs after such adoption and coincident with or prior to the Effective Date), the Administrator shall, with the approval of the Exchange or the shareholders of the Company (in each case, if required), make equitable and appropriate substitutions or proportionate adjustments to (i) the aggregate number and kind of Common Shares or other securities on which Awards under the Plan may be granted to Eligible Individuals, (ii) the maximum number of Common Shares or other securities with respect to which Awards may be granted during any one calendar year to any individual, (iii) the maximum number of Common Shares or other securities that may be issued with respect to Incentive Stock Options granted under the Plan, (iv) the number of Common Shares or other securities covered by each outstanding Award and the exercise price, base price or other price per share, if any, and other relevant terms of each outstanding Award, and (v) all other numerical limitations relating to Awards, whether contained in this Plan or in Award Agreements; provided, however, that any fractional shares resulting from any such adjustment shall be eliminated; and, provided further, that in no event shall the exercise price per Common Share of a stock option or stock appreciation right, or subscription price per Common Share or any other Award, be reduced to an amount that is lower than the par value of a Common Share.
(b)Discretionary Adjustments. In the case of a Corporate Event, the Administrator may, with the approval of the Exchange or the shareholders of the Company (in each case, if required), make such other adjustments to outstanding Awards as it determines to be appropriate and desirable, which adjustments may include, without limitation, (i) the cancellation of outstanding Awards in exchange for payments of cash, securities or other property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Administrator in its sole discretion (it being understood that in the case of a Corporate Event with respect to which shareholders of Cresco receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Administrator that the value of a stock option or stock appreciation right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Common Share pursuant to such Corporate Event over the exercise price or base price of such stock option or stock appreciation right shall conclusively be deemed valid and that any stock option or stock appreciation right may be cancelled for no consideration upon a Corporate Event if its exercise price or base price equals or exceeds the value of the consideration being paid for each Common Share pursuant to such Corporate Event), (ii) the substitution of securities or other property (including, without limitation, cash or other securities of Cresco and securities of entities other than Cresco) for the Common Shares subject to outstanding Awards, and (iii) the substitution of equivalent awards, as determined in the sole discretion of the Administrator, of the surviving or successor entity or a parent thereof (“Substitute Awards”).
(c)Adjustments to Performance Objectives. The Administrator may, in its discretion, adjust the Performance Objective applicable to any Award to reflect any unusual or infrequently occurring event or transaction, impact of charges for restructurings, discontinued operations and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in Cresco’s consolidated financial statements, notes to the consolidated financial statements, management’s discussion and analysis or other Cresco filings with the Securities and Exchange Commission. If the Administrator determines that a change in the business, operations, corporate structure or capital structure of Cresco or the applicable Subsidiary, Affiliate, business segment or other operational unit of Cresco or any such entity or segment, or the manner in which any of the foregoing conducts its business, or other events or circumstances, render a Performance Objective to be unsuitable, the Administrator may modify such Performance Objective or the related applicable level of achievement, in whole or in part, as the Administrator deems appropriate and equitable.
(d)Statutory Requirements Affecting Adjustments. Notwithstanding the foregoing: (A) any adjustments made pursuant to Section 10 to Awards that are considered “deferred compensation” within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (B) any adjustments made pursuant to Section 10 to Awards that are not considered “deferred compensation” subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (1) continue not to be subject to Section 409A of the Code or (2) comply with the requirements of Section 409A of the Code; (C) in any event, the Administrator shall not have the authority to make any adjustments pursuant to Section 10 to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the date of grant to be subject thereto; and (D) any adjustments made pursuant to Section 10 to Awards that are Incentive Stock Options shall be made in compliance with the requirements of Section 424 (a) of the Code.
(e)Dissolution or Liquidation. Unless the Administrator determines otherwise, all Awards outstanding under the Plan shall terminate upon the dissolution or liquidation of Cresco.
11.Change in Control Provisions.
(a)Termination of Awards. Notwithstanding the provisions of Section 11(b), in the event that any transaction resulting in a Change in Control occurs, outstanding Awards will terminate upon the effective time of such Change in Control unless provision is made in connection with the transaction for the continuation or assumption of such Awards by, or for the issuance therefor of Substitute Awards of, the surviving or successor entity or a parent thereof. Solely with respect to Awards that will terminate as a result of the immediately preceding sentence and except as otherwise provided in the applicable Award Agreement:
(i)the outstanding Awards of stock options and stock appreciation rights that will terminate upon the effective time of the Change in Control shall, immediately before the effective time of the Change in Control, become fully exercisable and the holders of such Awards will be permitted, immediately before the Change in Control, to exercise the Awards;
(ii)the outstanding shares of Restricted Stock the vesting or restrictions on which are then solely time-based and not subject to achievement of any Performance Objective shall, immediately before the effective time of the Change in Control, become fully vested, free of all transfer and lapse restrictions and free of all risks of forfeiture;
(iii)the outstanding shares of Restricted Stock the vesting or restrictions on which are then subject to and pending achievement of any Performance Objective shall, immediately before the effective time of the Change in Control and unless the Award Agreement provides for vesting or lapsing of restrictions in a greater amount upon the occurrence of a Change in Control, become vested, free of transfer and lapse restrictions and risks of forfeiture in such amounts as if the applicable Performance Objective for the unexpired Performance Period had been achieved at the target level set forth in the applicable Award Agreement;
(iv)the outstanding Restricted Stock Units, Performance Shares and Performance Units the vesting, earning or settlement of which is then solely time-based and not subject to or pending achievement of any Performance Objective shall, immediately before the effective time of the Change in Control, become fully earned and vested and shall be settled in cash or Common Shares (consistent with the terms of the Award Agreement after taking into account the effect of the Change in Control transaction on the shares) as promptly as is practicable, subject to any applicable limitations imposed thereon by Section 409A of the Code; and
(v)the outstanding Restricted Stock Units, Performance Shares and Performance Units the vesting, earning or settlement of which is then subject to and pending achievement of any Performance Objective shall, immediately before the effective time of the Change in Control and unless the Award Agreement provides for vesting, earning or settlement in a greater amount upon the occurrence of a Change in Control, become vested and earned in such amounts as if the applicable Performance Objective for the unexpired Performance Period had been achieved at the target level set forth in the applicable Award Agreement and shall be settled in cash or Common Shares (consistent with the terms of the Award Agreement after taking into account the effect of the Change in Control transaction on the shares) as promptly as is practicable, subject to any applicable limitations imposed thereon by Section 409A of the Code.
Implementation of the provisions of this Section 11(a) shall be conditioned upon consummation of the Change in Control.
(b)Continuation, Assumption or Substitution of Awards. The administrator may specify, on or after the date of grant, in an award agreement or amendment thereto, the consequences of a Participant’s Termination of Service that occurs coincident with or following the occurrence of a Change in Control, if a Change in Control occurs under which provision is made in connection with the transaction for the continuation or assumption of outstanding Awards by, or for the issuance therefor of Substitute Awards of, the surviving or successor entity or a parent thereof.
(c)Other Permitted Actions. In the event that any transaction resulting in a Change in Control occurs, the Administrator may take any of the actions set forth in Section 10 with respect to any or all Awards granted under the Plan.
(d)Section 409A Savings Clause. Notwithstanding the foregoing, if any Award is considered to be a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, this Section 11 shall apply to such Award only to the extent that its application would not result in the imposition of any tax or interest or the inclusion of any amount in income under Section 409A of the Code.
12.Substitution of Awards in Mergers and Acquisitions.
Awards may be granted under the Plan from time to time in substitution for assumed awards held by employees, officers, consultants or directors of entities who become employees, officers, consultants or directors of Cresco or a Subsidiary as the result of a merger or consolidation of the entity for which they perform services with Cresco or a Subsidiary, or the acquisition by Cresco of the assets or stock of the such entity. The terms and conditions of any Awards so granted may vary from the terms and conditions set forth herein to the extent that the Administrator deems appropriate at the time of grant to conform the Awards to the provisions of the assumed awards for which they are substituted and to preserve their intrinsic value as of the date of the merger, consolidation or acquisition transaction. To the extent permitted by applicable law and marketplace or listing rules of the primary securities market or exchange on which the Common Shares are listed or admitted for trading, any available shares under a shareholder-approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards granted pursuant to this Section 12 and, upon such grant, shall not reduce the Share Pool.
13.Compliance with Securities Laws; Listing and Registration.
(a)The obligation of Cresco to sell or deliver Common Shares with respect to any Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal, state or foreign (non-United States) securities laws, or foreign (non-United States) securities laws and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Administrator. If at any time the Administrator determines that the delivery of Common Shares under the Plan is or may be unlawful under the laws of any applicable jurisdiction, or federal, state or foreign (non-United States) securities laws, the right to exercise an Award or receive Common Shares pursuant to an Award shall be suspended until the Administrator determines that such delivery is lawful. If at any time the Administrator determines that the delivery of Common Shares under the Plan would or may violate the rules of any exchange on which Cresco’s securities are then listed for trading, the right to exercise an Award or receive Common Shares pursuant to an Award shall be suspended until the Administrator determines that such delivery would not violate such rules. If the Administrator determines that the exercise or nonforfeitability of, or delivery of benefits pursuant to, any Award would violate any applicable provision of securities laws or the listing requirements of any stock exchange upon which any of Cresco’s equity securities are listed, then the Administrator may postpone any such exercise, nonforfeitability or delivery, as applicable, but Cresco shall use all reasonable efforts to cause such exercise, nonforfeitability or delivery to comply with all such provisions at the earliest practicable date. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained.

(b)Each Award is subject to the requirement that, if at any time the Administrator determines, in its absolute discretion, that the listing, registration or qualification of Common Shares issuable pursuant to the Plan is required by any securities exchange or under any state, federal or foreign (non-United States) law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Common Shares, no such Award shall be granted or payment made or Common Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Administrator.
(c)In the event that the disposition of Common Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and is not otherwise exempt from such registration, such Common Shares shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Administrator may require a person receiving Common Shares pursuant to the Plan, as a condition precedent to receipt of such Common Shares, to represent to Cresco in writing that the Common Shares acquired by such person is acquired for investment only and not with a view to distribution and that such person will not dispose of the Common Shares so acquired in violation of federal, state or foreign securities laws and furnish such information as may, in the opinion of counsel for the Company, be appropriate to permit the Company to issue the Common Shares in compliance with applicable federal, state or foreign securities laws. If applicable, all certificates representing such Common Shares shall bear applicable legends as required by federal, state or foreign securities laws or stock exchange regulation.
14.Section 409A Compliance.
It is the intention of Cresco that any Award that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code shall comply in all respects with the requirements of Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income pursuant to Section 409A of the Code, and the terms of each such Award shall be construed, administered and deemed amended, if applicable, in a manner consistent with this intention. Notwithstanding the foregoing, neither Cresco nor any of its Subsidiaries nor any of its or their directors, officers, employees, agents or other service providers will be liable for any taxes, penalties or interest imposed on any Participant or other person with respect to any amounts paid or payable (whether in cash, Common Shares or other property) under any Award, including any taxes, penalties or interest imposed under or as a result of Section 409A of the Code. Any payments described in an Award that are due within the “short term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. For purposes of any Award, each amount to be paid or benefit to be provided to a Participant that constitutes deferred compensation subject to Section 409A of the Code shall be construed as a separate identified payment for purposes of Section 409A of the Code. For purposes of Section 409A of the Code, the payment of Dividend Equivalents under any Award shall be construed as earnings and the time and form of payment of such Dividend Equivalents shall be treated separately from the time and form of payment of the underlying Award. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, any payments (whether in cash, Common Shares or other property) to be made with respect to the Award that become payable on account of the Participant’s separation from service, within the meaning of Section 409A of the Code, while the Participant is a “specified employee” (as determined in accordance with the uniform policy adopted by the Administrator with respect to all of the arrangements subject to Section 409A of the Code maintained by Cresco and its Subsidiaries) and which would otherwise be paid within six months after the Participant’s separation from service shall be accumulated (without interest) and paid on the first day of the seventh month following the Participant’s separation from service or, if earlier, within 15 days after the appointment of the personal representative or executor of the Participant’s estate following the Participant’s death. Notwithstanding anything in the Plan or an Award Agreement to the contrary, in no event shall the Administrator exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Code section 409A unless, and solely to the extent that, such accelerated payment or settlement is permissible under Treasury Regulation section 1.409A-3(j)(4).
15.Plan Duration; Amendment and Discontinuance.
(a)Plan Duration. The Plan shall remain in effect, subject to the right of the Board or the Compensation Committee to amend or terminate the Plan at any time, until the (a) earliest date as of which all Awards granted under the Plan have been satisfied in full or terminated and no Common Shares approved for issuance under the Plan remain available to be granted under new Awards or (b) the tenth anniversary of the original effective date (i.e., November 29, 2028). No Awards shall be granted under the Plan after such termination date. Subject to other applicable provisions of the Plan, all Awards made under the Plan on or before the tenth anniversary of the original effective date of the Plan, or such earlier termination of the Plan, shall remain in effect until such Awards have been satisfied or terminated in accordance with the Plan and the terms of such Awards.

(b)Amendment and Discontinuance of the Plan. The Board or the Compensation Committee may, without shareholder approval, amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of a Participant with respect to a previously granted Award without such Participant’s consent, except such an amendment made to comply with applicable law or rule of any securities exchange or market on which the Common Shares are listed or admitted for trading or to prevent adverse tax or accounting consequences to Cresco or the Participant. Notwithstanding the foregoing, no such amendment shall be made without the approval of Cresco’s shareholders to the extent such amendment would (A) materially increase the benefits accruing to Participants under the Plan, (B) materially increase the number of Common Shares which may be issued under the Plan or to a Participant, (C) materially expand the eligibility for participation in the Plan, (D) eliminate or modify the prohibition set forth in Section 7(f) on repricing of stock options and stock appreciation rights, (E) lengthen the maximum term or lower the minimum exercise price or base price permitted for stock options and stock appreciation rights, or (F) modify the prohibition on the issuance of reload or replenishment options. Except as otherwise determined by the Board or Compensation Committee, termination of the Plan shall not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.
(c)Amendment of Awards. Subject to Section 7(f), the Administrator may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any Participant with respect to an Award without the Participant’s consent, except such an amendment made to cause the Plan or Award to comply with applicable law, applicable rule of any securities exchange on which the Common Shares are listed or admitted for trading, or to prevent adverse tax or accounting consequences for the Participant or the Company or any of its Subsidiaries. For purposes of the foregoing sentence, an amendment to an Award that results in a change in the tax consequences of the Award to the Participant shall not be considered to be a material impairment of the rights of the Participant and shall not require the Participant’s consent.
16.General Provisions.
(a)Non-Guarantee of Employment or Service. Nothing in the Plan or in any Award Agreement thereunder shall confer any right on an individual to continue in the service of Cresco or any Subsidiary or shall interfere in any way with any right of Cresco or any Subsidiary may have to terminate such service at any time with or without cause or notice and whether or not such termination results in (i) the failure of any Award to vest or become payable; (ii) the forfeiture of any unvested or vested portion of any Award; and/or (iii) any other adverse effect on the individual’s interests under any Award or the Plan. No person, even though deemed an Eligible Individual, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. To the extent that an Eligible Individual who is an employee of a Subsidiary receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that Cresco is the Participant’s employer or that the Participant has an employment relationship with Cresco.
(b)No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between Cresco and a Participant or any other person. To the extent that any Participant or other person acquires a right to receive payments from Cresco pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of Cresco.
(c)Status of Awards. Awards shall be special incentive payments to the Participant and shall not be taken into account in computing the amount of salary or compensation of the Participant for purposes of determining any pension, retirement, death, severance or other benefit under (a) any pension, retirement, profit-sharing, bonus, insurance, severance or other employee benefit plan of Cresco or any Subsidiary now or hereafter in effect under which the availability or amount of benefits is related to the level of compensation or (b) any agreement between (i) Cresco or any Subsidiary and (ii) the Participant, except as such plan or agreement shall otherwise expressly provide.
(d)Subsidiary Employees. In the case of a grant of an Award to an Eligible Individual who provides services to any Subsidiary, Cresco may, if the Administrator so directs, issue or transfer the Common Shares, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Administrator may specify, upon the condition or understanding that the Subsidiary will transfer the Common Shares to the Eligible Individual in accordance with the terms of the Award specified by the Administrator pursuant to the provisions of the Plan. All Common Shares underlying Awards that are forfeited or canceled after such issue or transfer of shares to the Subsidiary shall revert to Cresco.
(e)Governing Law and Interpretation. The validity, construction and effect of the Plan, of Award Agreements entered into pursuant to the Plan, and of any rules, regulations, determinations or decisions made by the Administrator relating to the Plan or such Award Agreements, and the rights of any and all persons having or claiming to have any interest therein or thereunder, shall be determined exclusively in accordance with the laws of British Columbia and the laws of Canada applicable therein without regard to its conflict of laws principles. The captions of the Plan are not part of the provisions hereof and shall have no force or effect. Except where the context otherwise requires: (i) the singular includes the plural and vice versa; (ii) a reference to one gender includes other genders; (iii) a reference to a person includes a natural person, partnership, corporation, association, governmental or local authority or agency or other entity; and (iv) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.
(f)Use of English Language. The Plan, each Award Agreement, and all other documents, notices and legal proceedings entered into, given or instituted pursuant to an Award shall be written in English, unless otherwise determined by the Administrator. If a Participant receives an Award Agreement, a copy of the Plan or any other documents related to an Award translated into a language other than English, and if the meaning of the translated version is different from the English version, the English version shall control.
(g)Recovery of Amounts Paid. Except as otherwise provided by the Administrator, Awards granted under the Plan shall be subject to any and all policies, guidelines, codes of conduct, or other agreement or arrangement adopted by the Board or Compensation Committee with respect to the recoupment, recovery or clawback of compensation (collectively, the “Recoupment Policy”) and/or to any provisions set forth in the applicable Award Agreement under which Cresco may recover from current and former Participants any amounts paid or Common Shares issued under an Award and any proceeds therefrom under such circumstances as the Administrator determines appropriate. The Administrator may apply the Recoupment Policy to Awards granted before the policy is adopted to the extent required by applicable law or rule of any securities exchange or market on which Common Shares are listed or admitted for trading, as determined by the Administrator in its sole discretion.

SCHEDULE “B”
AUDIT COMMITTEE CHARTER CRESCO LABS INC.
CHARTER OF THE AUDIT COMMITTEE
This charter (the “Charter”) sets forth the purpose, composition, responsibilities, duties, powers and authority of the Audit Committee (the “Committee”) of the directors (the “Board”) of Cresco Labs Inc. (“Cresco”).
1.0PURPOSE
The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:
(a)financial reporting and disclosure requirements;
(b)ensuring that an effective risk management and financial control framework has been implemented by the management of Cresco; and
(c)external and internal audit processes.
2.0COMPOSITION AND MEMBERSHIP
(a)The members (collectively “Members” and individually a “Member”) of the Committee shall be appointed by the Board to serve one-year terms. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director of Cresco.
(b)The Committee will consist of at least three Members. Every Member must be a director of Cresco who is independent and financially literate to the extent required by (and subject to the exemptions and other provisions set out in) applicable laws, rules, regulations and stock exchange requirements (collectively “Applicable Laws”), it being understood that for such time as Cresco remains a “venture issuer” under Applicable Laws, a majority (rather than all) of the Members of the Committee is required to be “independent”. In this Charter, the terms “independent” and “financially literate” have the meanings ascribed to such terms in Applicable Laws and include the meanings given to similar terms in Applicable Laws to the extent such similar terms are used in this Charter and are applicable under Applicable Laws.The chairman of the Committee (the “Chair”) will be appointed by the Board and confirmed by the Committee or appointed by the Committee from time to time and must have such accounting or related financial management expertise as the Board or Committee may determine in their business judgment is necessary. The Corporate Secretary of Cresco (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings, deliberations and proceedings of the Committee. In the absence of the Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.
3.0MEETINGS
(a)Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. Any Member or the auditor of Cresco may call a meeting of the Committee at any time upon not less than forty-eight (48) hours advance notice being given to each Member orally, by telephone, by facsimile or by email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.
(b)At the request of the external auditors of Cresco, the Chief Executive Officer or the Chief Financial Officer of Cresco or any Member will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.
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(c)The Chair, if present, will act as the Chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee, then the Members present may select one of their number to act as chairman of the meeting.
(d)A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority of Members present at the meeting at which the vote is taken. The Chair may cast a deciding vote in the case of a deadlock of votes. Actions of the Committee may also be taken by written resolution signed by all Members.
(e)The Committee may invite from time to time such persons as the Committee considers appropriate to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee, except to the extent the exclusion of certain persons is required pursuant to this Charter or by Applicable Laws. At each meeting, the Committee will meet in executive session (i) with only Members present, (ii) with only Members and Cresco’s external auditors present, and (iii) with only Members and management present.
(f)In advance of every regular meeting of the Committee, the Chair, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Cresco to produce such information and reports as the Committee may deem appropriate in order to fulfill its duties.
4.0DUTIES AND RESPONSIBILITIES
The duties and responsibilities of the Committee as they relate to the following matters, to the extent considered appropriate or desirable or required by Applicable Laws, are to:
4.1Financial Reporting and Disclosure
(a)oversee, review and discuss, as the Committee deems appropriate, with management and the external auditors, Cresco’s accounting practices and policies;
(b)review the audited annual financial statements of Cresco, including the auditors’ report thereon, the management’s discussion and analysis of Cresco prepared in connection with the annual financial statements, financial reports of Cresco, guidance with respect to earnings per share, and any initial public release of financial information of Cresco through press release or otherwise, and report on the results of such review to the Board prior to approval and release to Cresco’s shareholders;
(c)review the quarterly financial statements of Cresco including the management’s discussion and analysis prepared in connection with the quarterly financial statements, and report on the results of such review to the Board prior to approval and release to Cresco’s shareholders;
(d)review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents;
(e)review with management of Cresco and with the external auditors of Cresco significant accounting principles and disclosure requirements and alternative treatments under accounting principles generally accepted in the United States of America (“GAAP”) all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly Cresco’s financial position and the results of its operations in accordance with GAAP;
(f)annually review Cresco’s Corporate Disclosure Policy and recommend any proposed changes to the Board for consideration; and
(g)review the minutes from each meeting of the disclosure committee of Cresco established pursuant to Cresco’s Corporate Disclosure Policy, since the last meeting of the Committee.
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4.2Internal Controls and Audit
(a)review and assess the adequacy and effectiveness of Cresco’s system of internal control and management information systems through discussions with management and the external auditor of Cresco to ensure that Cresco maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Cresco’s transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statements of Cresco and for detecting significant deficiencies or material weaknesses in controls or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of Cresco at any particular time;
(b)satisfy itself that management has established adequate procedures for the review of Cresco’s disclosure of financial information extracted or derived directly from Cresco’s financial statements;
(c)review and assess the adequacy of Cresco’s systems and procedures to ensure compliance with regulatory requirements and recommendations and the security of Cresco’s data and information systems;
(d)review and assess the major financial risk exposures of Cresco and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities; and
(e)review and assess, and in the Committee’s discretion make recommendations to the Board regarding, the adequacy of Cresco’s risk management policies and procedures with regard to identification of Cresco’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by Cresco.
4.3External Audit
(a)recommend to the Board a firm of external auditors to be engaged by Cresco;
(b)ensure the external auditors report directly to the Committee on a regular basis;
(c)review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;
(d)review and approve the compensation of the external auditors, and the scope and timing of the audit and other related services rendered by the external auditors;
(e)review the audit plan of the external auditors prior to the commencement of the audit;
(f)establish and maintain a direct line of communication with Cresco’s external and, if applicable, internal auditors;
(g)review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team;
(h)oversee the work of the external auditors appointed by the shareholders of Cresco with respect to preparing and issuing an audit report or performing other audit, review or attest services for Cresco, including the resolution of issues between management of Cresco and the external auditors regarding financial disclosure;
(i)review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with management of Cresco and the ramifications of their use, as well as any other material changes. Review a report
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describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;
(j)discuss with the external auditors their perception of Cresco’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;
(k)review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board; and
(l)review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.
4.4Associated Responsibilities
(a)monitor and periodically review Cresco’s Whistleblower Policy and associated procedures for:
(b)the receipt, retention and treatment of complaints received by Cresco regarding accounting, internal accounting controls or auditing matters;
(c)the confidential, anonymous submission by directors, officers and employees of Cresco of concerns regarding questionable accounting or auditing matters; and
(d)any violations of any Applicable Laws that relate to corporate reporting and disclosure, or violations of Cresco’s Code of Conduct and Ethics;
(e)review and approve the hiring policies of Cresco regarding employees and partners, and former employees and partners, of the present and former external auditors of Cresco; and
(f)provide oversight of related party transactions entered into or proposed to be entered into by Cresco.
4.5Non-Audit Services
Pre-approve all non-audit services to be provided to Cresco or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the Committee at its first scheduled meeting following such pre-approval.
4.6Oversight Function
While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to determine that Cresco’s financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of the management of Cresco. The external auditors are responsible for planning and carrying out an audit of the annual consolidated financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that such financial statements are in accordance with generally accepted accounting standards. The Committee, the Chair and any Members identified as having accounting or related financial expertise are directors of Cresco, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Cresco, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as
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having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Cresco’s financial information or public disclosure.
5.0REPORTING
The Committee shall provide the Board with a summary of all actions taken at each Committee meeting or by written resolution. The Committee will annually review and approve the Committee’s report for inclusion in the management proxy circular. The Secretary will circulate the minutes of each meeting of the Committee and each written resolution passed by the Committee to the Board. The Committee shall produce and provide the Board with all reports or other information required to be prepared under Applicable Laws.
6.0ACCESS TO INFORMATION AND AUTHORITY
The Committee will be granted unrestricted access to all information regarding Cresco and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at Cresco’s expense, outside legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with external and, if applicable, internal auditors of Cresco.
7.0REVIEW OF CHARTER
The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.
8.0CHAIR
The Chair of the Committee shall:
(a)provide leadership to the Committee with respect to its functions as described in this mandate and as otherwise may be appropriate, including overseeing the operation of the Committee
(b)chair meetings of the Committee, unless not present, including in camera sessions, and report to the Board following each meeting of the Committee on the activities and any recommendations of the Committee;
(c)ensure that the Committee meets at least once per quarter and otherwise as considered appropriate;
(d)in consultation with the Chair of the Board and the Committee members, establish dates for holding meetings of the Committee;
(e)set the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board, and any other appropriate persons;
(f)ensure that Committee materials are available to any director upon request as the Chair or the Committee consider appropriate;
(g)act as liaison and maintain communication with the Chair of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee. This includes reporting to the Board on all decisions of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable; and
(h)report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board.
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SCHEDULE “C”
VIRTUAL MEETING GUIDE
In Order to Participate Online

This year we will be conducting a virtual annual general and special meeting of shareholders, giving you the opportunity to attend the Meeting online using your smartphone, tablet or computer. You will be able to view a live webcast of the Meeting, ask the Board questions and submit your votes in real time.

Before the meeting:
1.Check that your browser for whichever device you are using is compatible. You will need the latest version of Chrome, Safari, Edge or Firefox.
Please do not use Internet Explorer.
2.All securityholders MUST register any third party appointments by email at appointee@odysseytrust.com. Failure to do so will result in the appointee not receiving login credentials. See important information on the next page regarding third party appointments.
Gather the information you need to access the online meeting:
Website: https://web.lumiconnect.com
Meeting ID: 290628777 Password: cresco2024
You will be able to log into the site from 9:00 a.m. CDT, July 10, 2024. The AM will start at 10:00 a.m. CDT.
•Registered Shareholders can log-in using their 12-digit control number or log-in as a guest, see details below:
•The 12 digit control number located on the reverse of your form of proxy. If as a registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot on the applicable matters put forth at the Meeting. If you vote by online ballot at the Meeting, you will be revoking any and all previously submitted votes or proxies for the Meeting. Therefore, you should consider joining the Meeting as a guest and voting your Voting Shares, as applicable, in advance so that your vote will be counted in the event you experience any technical difficulties during the Meeting.
•Guest: If you do not have a 12 digit control number or you are a registered Shareholder and you have voted in advance of the Meeting and you do not wish to revoke your previously submitted votes.
◦If you register as a guest, you will not be able to participate in the Meeting and ask questions.
•Non Registered Holders / Proxyholders: If you have appointed yourself or a third party as your proxy appointee to attend the meeting, you will need to email Odyssey Trust Company at appointee@odysseytrust.com to register the appointment in order for them to receive a username.
Difficulties Accessing the Meeting
If you have trouble connecting to the Meeting please contact Odyssey Trust Company at 1.888.290.1175
If you are accessing the Meeting you must remain connected to the internet at all times during the Meeting in order to vote when voting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before voting is completed.
Important Notice for Non-Registered Shareholders
Non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to attend or participate at the Meeting.
Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or Voting Instruction Form AND register the proxyholder.

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Registering a Proxyholder to Attend the Meeting
The following applies to Shareholders who wish to appoint a person (a “Third Party Proxyholder”) other than the management nominees set forth in the form of proxy or Voting Instruction Form as proxyholder, including beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.
Shareholders who wish to appoint themselves or a Third Party Proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Voting Shares MUST submit their proxy or Voting Instruction Form (as applicable) appointing themselves or such Third Party Proxyholder AND register themselves or the Third Party Proxyholder, as described below. Registering yourself or your proxyholder is an additional step to be completed AFTER you have submitted your proxy or Voting Instruction Form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the Meeting.
Step 1: Submit your proxy or Voting Instruction Form: To appoint yourself or a Third Party Proxyholder, insert such personʼs name in the blank space provided in the form of proxy or Voting Instruction Form (if permitted) and follow the instructions for submitting such form of proxy or Voting Instruction Form. This must be completed prior to registering yourself or such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or Voting Instruction Form. If you are a Beneficial Shareholder located in the U.S., you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder.
Step 2: Register yourself or your proxyholder: To register a proxyholder, Shareholders must send an email to appointee@odysseytrust.com by 10:00
a.m. CDT on July 8, 2024, and provide Odyssey with their proxyholderʼs contact information, amount of Voting Shares appointed, name in which the Voting Shares are registered if they are a registered Shareholder, or name of brokerage house where the Voting Shares are held if a Beneficial Shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting.
Legal Proxy - U.S. Beneficial Shareholders
If you are a Beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from Beneficial Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by email to appointee@odysseytrust.com and received by 10:00 a.m. Central Daylight Time July 8, 2024.
Navigation
When successfully authenticated (did not sign in as a guest), the info screen will be displayed. You can view company information, ask questions and watch the webcast.
If you would like to watch the webcast press the broadcast icon.
If viewing on a computer, the webcast will appear at the side automatically once the meeting has started.

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Questions
Any voting member attending the meeting is eligible to ask questions. If you would like to ask a question, select the messaging icon.
Messages can be submitted at any time during the Q&A session up until the Chair closes the session.

Voting
Once the voting has opened, the resolutions and voting choices will be displayed.
To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received.

To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel.
Type your message within the chat box at the bottom of the messaging screen. Once you are happy with your message click the send button.

Questions sent via the Lumi AM online platform will be moderated before being sent to the Chair.

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